

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





Our reference BB/jcd
Date 5 january 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period December 2004 and the Pricing Supplements of December 2004 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

1/13



Rabobank

Latest News

07 December 2004

RABOBANK EXPECTS DUTCH ECONOMY TO PICK UP SLIGHTLY IN 2005

Outlook 2005 - Heemskerk: The Foundations are Strong, there's no need for panic

'The foundations of the Dutch economy remain strong and the economic conditions are expected to continue to improve in 2005. There is no reason for panic; we look to the future with confidence. The housing market, for example, is expected to develop stably and the outlook for the business community is relatively good,' said H. (Bert) Heemskerk, Chairman of the Executive Board of Rabobank, at the presentation of the 2005 economic outlook on Tuesday, 7 December. 'Economic growth will, however, continue to be moderate at 1¾% and will remain vulnerable due to the dependence upon an improvement in consumer sentiment.'

'Outlook ...' is the annual publication in which Rabobank economists present their forecasts for the year ahead. They expect the growth in the world economy to weaken somewhat in 2005. The U.S. dollar is expected to fall further in value and the stock exchanges are once again only expected to perform moderately in 2005. Rabobank anticipates that the Dutch housing market will continue to demonstrate moderately positive development in 2005.

Growth in world economy will slow down

Rabobank expects the growth in the world economy to weaken in 2005. The U.S. and Japanese economies will grow at a slower pace than in 2004. The U.S. economy is suffering the effects of the recent interest rate increases and the modest job growth. U.S. consumers are more vulnerable to interest rate increases due to a high debt burden and low savings quota. Interest rate hikes can also place house prices in the U.S. under pressure. European economic growth will remain moderate. Consumer spending, in particular, will recover at a very slow pace due to the income and job insecurity ensuing from structural economic reforms and an only gradual decrease in unemployment.



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house prices are expected to have risen by 3½% in 2004. While this is partially due to non-recurring anticipation effects that ensued from the introduction of the additional loan regulation, Heemskerk remains positive regarding the prospects for the Dutch housing market in 2005. This is because interest rates will remain at a low level. In addition, the structural factors that support house prices, such as the inadequate construction of new housing, still remain in force. Rabobank expects house prices to rise by an average of approximately 2% in 2005.

The full report and additional background information are available on www.rabobankvisie.com.

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Rabobank



Latest News

07 December 2004

RABOBANK CALLS FOR SUSTAINABLE ENERGY PROGRAMME

- Promoting energy conservation
- Transition to alternative sources of energy
- Both within a national and European context

'The Dutch government should vigorously promote the transition to alternative sources of energy and develop a sustainable energy conservation programme. Both measures would reduce CO2 emissions and the economic dependence on fossil fuels, which primarily come from politically unstable regions and represent finite supplies.' Mr H. (Bert) Heemskerk, Chairman of the Executive Board of Rabobank, put forward this view during the presentation of the economic outlook for 2005 on Tuesday, 7 December.

The disadvantages of fossil fuels

The availability of sufficient clean sources of energy is vital for sustainable, healthy economic growth. Heemskerk asserts that reducing the use of fossil fuels should therefore be made a top priority. It is general knowledge that fossil fuels cause the greenhouse effect and are consequently extremely harmful to the environment. The recent sharp rise in oil prices has a strong impact on the economy and consequently illustrates the vulnerability of the dependence upon fossil fuels. At current production levels, global oil reserves could be depleted within forty years. This is further complicated by the fact that fossil fuels principally come from regions that are less stable politically. For example, 45% of all European oil imports come from the Middle East.

Energy conservation and alternative sources of energy

Heemskerk pointed out two key ways to reduce the reliance on fossil fuels. First of all, energy conservation should be given greater attention because there are still major gains to be realised in this area. This could

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the application of new energy technologies and align the European R&D policy accordingly. He furthermore calls for a broad unified European system of energy taxes.

Both the 'Energie: Het belang van alternatieve bronnen' ('Energy: The importance of alternative sources') report and 'Outlook 2005' are available on www.rabobankvisie.com.



Rabobank



Latest News

14 December 2004

RABOBANK PLANS STRATEGIC PARTNERSHIP WITH TURKISH SEKERBANK

Rabobank and Voluntary Pension Fund (majority owner of Sekerbank) have reached an agreement as a first step in a strategic partnership, which would lead Rabobank to own a majority interest in the Turkish bank Sekerbank. Both institutions, having their roots and backgrounds in co-operatives, feel that there is a natural cultural match in this joint effort to lead to a partnership. The planned partnership is in line with Rabobank's international 'country and international retail banking' strategy, which is based on building and acquiring long term bank partnerships with reputable players in a selected number of countries around the world. The potential partners will have a particular focus on retail business, mortgage lending, SME's and an affinity with the local food & agribusiness sector.

The parties expect that their partnership will help Sekerbank improve its market position, by Rabobank bringing its reputation, injecting new capital and offering its expertise. Together they are able to service their Turkish and international customers with a wider range of products in Turkey.

Synergies will also be explored with respect to the servicing of retail clients in the Netherlands. Over time, it is hoped that Sekerbank will become an important component of Rabobank's international network.

About Sekerbank
The Turkish bank Sekerbank, the Bank of the Sugar Beet Cooperatives, was established in 1953. In its early days, the bank's primary role was to act as intermediary between the government and the domestic sugar beet sector (farmers and factories), making payments and providing cash advances.

It also invested in companies that supplied services to the industry such as those processing the crop, producing farm machinery and related activities.

Sekerbank has traditionally been a lender to corporate and commercial clients. Recently, Sekerbank has

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started a transformation process concentrating its efforts more on developing its retail and commercial business through new products and automated services.

As one of the most established banking brands in Turkey with its deep rooted past, Sekerbank has a staff of 3328, a network of 200 branches, of which 43 in Istanbul, 27 in Ankara and the remaining 130 distributed throughout the country's 60 provinces. It is the third largest among the privately owned banks in terms of geographic coverage.

About the Rabobank Group
The Rabobank Group is the world's most creditworthy privately owned financial institution (and the only commercial bank with a triple-A rating).

The Rabobank Group is the largest financial service provider in the Dutch market. Owing to its co-operative foundation, the Rabobank Group's primary drive is to act in its clients' interest.

Its core objective is to create and increase customer value. It has over nine million private and business customers and is market leader in the Netherlands in virtually every area of financial services.

The Rabobank Group consists of over 300 independent local Rabobanks in the Netherlands, all of them co-operatives with a combined total of 1.5 million members.

The Rabobank Group also encompasses internationally well known specialised entities such as Rabobank International (corporate banking, investment banking and international retail banking), De Lage Landen (leasing and vendor finance), Gilde Investment (venture capital), Interpolis (insurance) and Robeco (asset management). Its international network encompasses 236 offices in 34 countries. .

Since 1996 Rabobank International has a presence in Turkey, specialised on wholesale banking to prime companies in Food and Agriculture.

RECEIVED
2005 JAN 12 P 3:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pricing Supplement dated 17th December, 2004

PRICING SUPPLEMENT

RABOBANK NEDERLAND

Issue of USD 25,000,000 Robeco Diversified Income Bond Dec 04/14 (USD) (the "Notes") under the Euro 3,000,000,000 Principal Protected Medium Term Note Programme

This Pricing Supplement contains provisions relating to the Notes to be issued by Rabobank Nederland. The return of principal and interest on the Notes is partly linked to the Class X Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 17th December, 2004 (together, the "**Class X Offering Memorandum**"), a copy of which is attached as Annex 2. The Class X Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC are in turn linked to the Class F Ordinary Shares issued by Robeco Multi Market SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 17th December, 2004 (together, the "**Class F Offering Memorandum**"), a copy of which is attached in Annex 3. Noteholders are deemed to be fully aware of the contents thereof.

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class X Offering Memorandum or the Class F Offering Memorandum, as applicable. The Class X Offering Memorandum and the Class F Offering Memorandum are attached hereto for information purposes only. The attachment of the Class X Offering Memorandum and the Class F Offering Memorandum does not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Multi Market Reference Entity SPC, Robeco Multi Market SPC or any other entity mentioned herein to subscribe for or purchase any of the shares of Robeco Multi Market Reference Entity SPC or Robeco Multi Market SPC.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Issuer reserves the right to reduce or extend the subscription period as specified herein, to withdraw the offering or to reduce the Aggregate Nominal Amount of Notes offered hereby. Any such event shall be announced by the Issuer in the Euronext Amsterdam Daily Official List and in a daily newspaper, which is expected to be Het Financieele Dagblad.

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 2nd April, 2004 (the "**Offering Circular**"). This Pricing Supplement contains the final form of the Notes and must be read in conjunction with such Offering Circular.

This Pricing Supplement, together with (i) the Appendix, (ii) Annex 1, (iii) Annex 2, (iv) Annex 3 and (v) the Offering Circular, form the prospectus of the Notes within the meaning of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the date of issue of the Notes.

An English and a Dutch language summary of the principal terms of the Notes are contained in Annex 1.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

POTENTIAL PURCHASERS OF THE NOTES SHOULD ALSO BE AWARE THAT HOLDERS OF THE NOTES WILL BE EXPOSED TO INTEREST RATE RISK. THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

SUBJECT TO ALL RELEVANT APPROVALS HAVING BEEN OBTAINED, THE NOTES WILL BE OFFERED AND SOLD TO THE PUBLIC IN THE NETHERLANDS AND BELGIUM .

1.	Issuer:	Rabobank Nederland
2.	(i) Series Number:	28
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	U.S. Dollar ("**USD**")
4.	Aggregate Nominal Amount:	
	— Tranche:	USD 25,000,000
	— Series:	USD 25,000,000
5.	Issue Price of Tranche:	100 per cent.
6.	Specified Denominations:	USD 1,000
7.	(i) Issue Date:	21st December, 2004
	(ii) Interest Commencement Date:	21st December, 2004
8.	Maturity Date:	22nd December, 2014, subject to paragraph 4 of the Appendix
9.	Interest Basis:	See part 16 and the Appendix hereto.
10.	Redemption/Payment Basis:	See Appendix
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (Condition 4(c))	Not Applicable

13.	Status of the Notes:	Senior
14.	Listing:	Application has been made for the Notes to be listed on Euronext Amsterdam N.V.
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions: (Condition 3(a))	Applicable as regards Interest Payment Dates occurring during the period from and including 15th July, 2005 up to and including 15th January, 2007.
	(i) Rate(s) of Interest:	An amount equal to 4 per cent. per annum (the **"Fixed Interest Payment Amount"**) payable semi-annually in arrears on each Interest Payment Date.
	(ii) Interest Payment Date(s):	On each 15th day of January and July in each year occurring during the period from and including 15th July, 2005 up to and including 15th January 2007 (the **"Fixed Interest Payment Date(s)"**), subject to adjustment in accordance with the Modified Following Business Day Convention.
	(iii) Fixed Coupon Amount(s):	N/A
	(iv) Broken Amount(s):	Not Applicable.
	(v) Day Count Fraction:	30/360
	(vi) Determination Date(s):	Not Applicable.
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable.

17.	Floating Rate Note Provisions (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18.	Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20.	Equity Linked Note Provisions: (Condition 5)		Applicable, subject to the Appendix
	(i)	Underlying Securities and/or formula to be used to determine principal and/or interest or the Equity Linked Securities Amount:	See Appendix
	(ii)	Equity Linked Securities Amount:	Not Applicable
	(iii)	Provisions where calculation by reference to the Underlying Securities and/or formula is impossible or impracticable:	See Appendix
	(iv)	Equity Valuation Date(s):	Not Applicable
	(v)	Valuation Time:	Not Applicable
	(vi)	Stock Exchange/Related Exchange:	Not Applicable
	(vii)	Details of any other relevant terms, any stock exchange requirements/tax considerations	Not Applicable
	(viii)	Method of calculating Early Redemption Amount (if for reasons other than following an Event of Default):	See Appendix
	(ix)	Such other additional terms or provisions as may be required:	See Appendix

PROVISIONS RELATING TO INDEX LINKED NOTES

21.	Index Linked Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Issuer Call: (Condition 4(c))	Not Applicable
23.	Issuer's option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
24.	Final Redemption Amount of each Note: (Condition 4(a))	See Appendix
25.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	See Appendix
26.	Price Information and Purchase Offer: (if not applicable delete the remaining sub-paragraphs of this paragraph)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Domestic Note:	No
28.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note
29.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable

30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (Conditions 3(d) and 4(g))	Not Applicable
32.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
33.	Redenomination applicable:	No
34.	Calculation Agent:	Robeco Institutional Asset Management B.V.
35.	Other terms or special conditions:	See Appendix

DISTRIBUTION

36.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of relevant Dealer:		Robeco Bank Holding B.V.
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
39.	Additional selling restrictions:		This Pricing Supplement is neither an offer to sell nor a solicitation to purchase Notes in any jurisdiction in which such offer or solicitation is restricted. **France** The Issuer and the Dealer have represented and

agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, the Notes to the public in France and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France this Pricing Supplement, the Offering Circular, the Class X Offering Memorandum, the Class F Offering Memorandum or any other offering material relating to the Notes and that such offers, sales and distributions have been and will only be made in France to qualified investors (*investisseurs qualifiés*) acting for their account, all as defined in, and in accordance with, articles L.411-1 and L.411-2 of the French *Code monétaire et financier* and *décret* No. 98-880 dated 1st October, 1998.

Investors in France may only participate in the issue of the Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1st October, 1998. Notes may only be issued, directly or indirectly, in France in accordance with articles L.411-1 and L.411-2 of the French *code monétaire et financier*. Persons into whose possession offering material comes must inform themselves about and observe any such restrictions. Neither this Pricing Supplement, the Offering Circular, the Class X Offering Memorandum nor the Class F Offering Memorandum constitutes, and such documents may not be used for or in connection with, an offer to any person to whom it is unlawful to make such an offer or a solicitation by anyone not authorised so to act.

Germany

In connection with the initial placement of the Notes in Germany, the Dealer has agreed that it will offer and sell the Notes (a) only to professional investors within the meaning of §2 no. 1 of the German Sales Prospectus Act in accordance with applicable German law or (b) as may otherwise be permitted in accordance with applicable German law.

Luxembourg

The Dealer has agreed that the Notes may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither the Offering Circular nor this Pricing Supplement nor any other circular, prospectus, form of application, advertisement or other material may

be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities.

Switzerland

Neither the Swiss Federal Banking Commission nor any other governmental authority in Switzerland has passed upon or approved the terms or merits of this Pricing Supplement or the interests described herein, in particular, the Notes have not been authorised by the Swiss Federal Banking Commission as a foreign investment fund under article 45 of the Swiss Federal Investment Fund Act of March 18, 1994 and may not meet the requirements for such authorisation. Accordingly, the Notes offered hereby may not be offered or distributed in or from Switzerland and neither this Pricing Supplement nor any other relating offering material may be issued in connection with any such offer or distribution in or from Switzerland on a commercial basis, i.e. on a public promotion basis (as such terms are defined and with the exceptions allowed from time to time under the applicable guidelines of the Swiss Federal Banking Commission).

40. Effective yield of the Notes (Euronext Amsterdam listed Notes only): Not Applicable

41. Use of proceeds (Euronext Amsterdam listed Notes only): General corporate purposes

42. Net proceeds (Euronext Amsterdam listed Notes only): The net proceeds of the issue of the Notes are approximately USD 25,000,000.

43. Costs of Issue

    (i) Costs borne by purchasers of Notes: Not Applicable.

    (ii) Commission paid to: intermediaries: Not Applicable

    (iii) Other costs: The initial distribution costs of the Notes will be paid by the Dealer.

    In addition, until a redemption of all the Notes or the occurrence of the Trading Termination Event, the Dealer may pay on-going distribution fees to various intermediaries distributing the Notes.

OPERATIONAL INFORMATION

44.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Euronext Amsterdam N.V. Fondscode 15024
45.	Delivery:	Delivery against payment
46.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0204176415
Common Code:	020417641

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 3,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:



By: ________________________________
Duly authorised

Appendix

1. Interpretation and Definitions

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class X Offering Memorandum (Annex 2) and the Class F Offering Memorandum (Annex 3).

The following terms shall have the following meanings:

"**Minimum Redemption Amount**" means, in respect of each Note, 100% of the initial nominal amount of the relevant Note;

"**Official Bond NAV**", at any time, means, in respect of each Robeco Diversified Income Bond Dec 04/14 (USD), the aggregate of the Official NAV of an Underlying Security at such time and the Official Zero-Note Value of such Robeco Diversified Income Bond Dec 04/14 (USD) at such time;

"**Official Zero-Note Value**", at any time, means, in respect of each Note, the aggregate of (a) the present value of the Minimum Redemption Amount of such Note and (b) the present value of all remaining Fixed Interest Payment Amounts to be paid in respect of such Note up to and including the Maturity Date, in each case, as determined by the Calculation Agent, acting on behalf of the Issuer, taking into account the funding rate (bid side) of the Issuer for securities with such outstanding amount and with a maturity equal to the maturity date of the Notes or the Fixed Interest Payment Dates in respect of the Fixed Interest Payment Amounts but which has become due and payable at such time;

"**Underlying Entity**" means Robeco Multi Market Reference Entity SPC, an exempted segregated portfolio company incorporated under The Companies Law (Revised) of the Cayman Islands;

"**Underlying Entity Business Day**" has the same meaning as the term "Business Day" as defined in the Class X Offering Memorandum;

"**Underlying Securities**" means the Class X Ordinary Shares of the Underlying Entity issued and subscribed for from time to time, and "**Underlying Security**" means any one of such shares;

"**Underlying Securities Final Redemption Date**" has the same meaning as the term "Final Redemption Day" as defined in the Class X Offering Memorandum; and

"**Underlying Security Redemption Proceeds**", at any time, means an amount equivalent to:

(a) the redemption proceeds paid by the Underlying Entity on a redemption of all the Underlying Securities at such time, the amount of which shall be determined by the Underlying Entity,

divided by

(b) the number of Underlying Securities redeemed at such time.

2. **Final Redemption Amount**

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, each Note will be redeemed by the Issuer on the Maturity Date at an amount (the "**Final Redemption Amount**") in the Specified Currency equivalent to the aggregate of:

(a) the Minimum Redemption Amount of such Note; and

(b) the Underlying Security Redemption Proceeds as of the Underlying Securities Final Redemption Date,

provided that if the Trading Termination Event has occurred in respect of Segregated Portfolio Series X prior to the Underlying Securities Final Redemption Date, the amount payable by the Issuer pursuant to sub-paragraph (b) above on the Maturity Date shall be deemed to be zero.

3. **Trading Termination Event Payment Amount**

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series X prior to the Underlying Securities Final Redemption Date, an amount (the "**Trading Termination Event Payment Amount**") in the Specified Currency determined as follows shall be paid by the Issuer in respect of each Note, as soon as reasonably practicable, and in any event, no later than the date of redemption of the Notes:

(i) the Underlying Security Redemption Proceeds following a redemption of all the Underlying Securities on the occurrence of the Trading Termination Event; plus

(ii) in the event the Trading Termination Event in respect of Segregated Portfolio Series X has occurred on a day which is one or two Business Days following the date on which dividends are scheduled to be paid on the Underlying Securities (as further described in the Class X Offering Memorandum), to the extent such dividends have been paid by the Underlying Entity, the dividends paid in respect of each relevant Underlying Security.

4. **Early Redemption Amount**

Subject to paragraph 5 below, for the purposes of Condition 4(b) and Condition 10, the Early Redemption Amount in respect of each Note shall be the higher of:

(a) an amount in the Specified Currency equivalent to the following as determined by the Calculation Agent acting in good faith:

(i) the Official Zero-Note Value of such Note as at close of business on the last Business Day immediately preceding the date of redemption of such Note (the "**Early Redemption Date**"); plus

(ii) provided that the Trading Termination Event has not occurred prior to the Early Redemption Date, the Underlying Security Redemption Proceeds as of the Early Redemption Date; plus

(iii) provided that the Trading Termination Event has not occurred prior to the Early Redemption Date and in the event the Early Redemption Date occurs on

a day which is one or two Business Days following the date on which dividends are scheduled to be paid on the Underlying Securities (as further described in the Class X Offering Memorandum), to the extent such dividends have been paid by the Underlying Entity, the dividends paid in respect of each relevant Underlying Security; less

(iv) the aggregate of all losses, costs and expenses the Issuer (or any of its affiliates) may incur as a result of unwinding any underlying or related hedging arrangements in relation to the early redemption of the Notes pursuant to Condition 4(b) or Condition 10, as the case may be, as determined by the Calculation Agent acting in a commercially reasonable manner, divided by the number of Notes redeemed on such early redemption;

and

(b) the Minimum Redemption Amount of such Note.

For the avoidance of doubt, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series X prior to the Early Redemption Date, the amounts payable by the Issuer pursuant to paragraph sub-paragraphs (a)(*ii*) and (a)(*iii*) *above shall* be deemed to be zero.

5. Postponement of Payment

In the event that the Calculation Agent, in its reasonable discretion, determines that (a) the Underlying Entity fails, or is unable, to determine the relevant Underlying Security Redemption Proceeds such that the entire Final Redemption Amount, the Trading Termination Event Payment Amount and/or the Early Redemption Amount, as applicable, cannot be calculated, and/or (b) the Underlying Entity fails to pay the relevant Underlying Security Redemption Proceeds in respect of all the Underlying Securities redeemed on their payment due date in full:

(a) in the case of the payment of the Final Redemption Amount or the Early Redemption Amount, as the case may be, the Issuer shall pay the Final Redemption Amount or the Early Redemption Amount, as applicable, on their respective payment due dates, less the portion of the Final Redemption Amount or the Early Redemption Amount, as applicable, attributable to the relevant Underlying Securities Redemption Proceeds which cannot be calculated and/or which has not been paid by the Underlying Entity in full (each such amount, a "**Deferred Amount**") and the payment of such Deferred Amount by the Issuer shall be deferred; and

(b) in the case of the payment of the Trading Termination Payment Amount payable by the Issuer pursuant to paragraph 3 above (such amount, a "**Deferred Amount**"), the payment of such Deferred Amount by the Issuer shall be deferred.

Each Deferred Amount shall be paid by the Issuer at such time which the Calculation Agent, in its reasonable discretion, determines that the relevant Underlying Security Redemption Proceeds have been determined and paid by the Underlying Entity in full.

No interest shall accrue on any Deferred Amount as a result of such postponement of payment.

6. Variable Interest Payment

(a) Each Note will bear interest on each Variable Interest Payment Date (as defined below). Subject to sub-paragraph (b) below, in respect of each Variable Interest Payment Date, provided that the Trading Termination Event has not occurred on or prior to such Variable Interest Payment Date. The interest amount (the "**Variable Interest Payment Amount**") payable in respect of each Note on such Variable Interest Payment Date shall be an amount equivalent to the product of:

  (i) 50 per cent, and

  (ii) the Official NAV of one Underlying Security as at close of business on the immediately preceding Variable Interest Calculation Date less the highest Official NAV of one Underlying Security as at close of business in respect of all previous Variable Interest Calculation Date(s) and the Initial Share Issue Date,

subject to a minimum of zero and a maximum of 5 per cent of the nominal amount of one Note of Specified Denomination.

For the avoidance of doubt, in respect of any Variable Interest Payment Date, in the event that the Trading Termination Event has occurred on or prior to such Variable Interest Payment Date, the Variable Interest Payment Amount payable on such Variable Interest Payment Date shall be deemed to be zero.

The following terms shall have the following meanings:

"**Variable Interest Calculation Date**" means the last Business Day of June and December in each year occurring during the period from and including December 2004, up to but excluding the date on which the Trading Termination Event has occurred; and

"**Variable Interest Payment Date**" means the 15th day of January and July in each year occurring during the period from but excluding 15th January, 2007 up to and including 15th July, 2014, subject to adjustment in accordance with the Modified Following Business Day Convention.

(b) In the event that the Early Redemption Date occurs on the same day as a Variable Interest Payment Date, the Variable Interest Payment Amount payable on such Variable Interest Payment Date shall be deemed to be zero.

7. Additional Business Centre

For the purposes of determining the definition of a "Business Day", the Additional Business Centre shall be Amsterdam.

8. The Calculation Agent

The Calculation Agent shall, upon receipt of the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series X, the relevant Monthly Investment Advisory Report in respect of Segregated Portfolio F and all relevant information, render a note monthly report (each, a "**Note Monthly Report**") prepared and determined as of the last Business Day of each calendar month. Each Note Monthly Report shall contain the following information for that calendar month (or such part thereof, in respect of the first Note Monthly Report to be prepared):

(a) the Official Bond NAV of each Note as at close of business on the last Business Day of such calendar month;

(b) a general description of such information contained in the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series X as reasonably determined by the Calculation Agent in its sole discretion; and

(c) a general description of such information contained in the relevant Monthly Investment Advisory Report in respect of Segregated Portfolio F as reasonably determined by the Calculation Agent in its sole discretion.

The Calculation Agent, on behalf of the Issuer, shall use reasonable efforts to make available each Note Monthly Report to the Issuer, the Administrator and to the Noteholders no later than five Business Days following the last Business Day of the relevant calendar month, and in any event, subject to the receipt of the relevant Monthly Risk Management Report, the relevant Monthly Investment Advisory Report and of such relevant information for the purposes of providing such Note Monthly Report.

The Calculation Agent shall also notify the Administrator of the Official Bond NAV of each Note as at close of business of the last Business Day of each calendar month as soon as reasonably practicable upon its determination thereof.

ANNEX 1

ENGLISH SUMMARY OF THE PRINCIPAL TERMS OF THE ROBECO DIVERSIFIED INCOME BOND DEC 04/14 (USD) (THE "NOTES")

USD 25,000,000 Notes to be issued by Rabobank Nederland under its EUR 3,000,000,000 Principal Protected Medium Term Note Programme (the "**Offering Circular**"). This English language summary contains the principal terms of the Notes. The return of principal and interest on the Notes is linked to the Class X Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 17th December, 2004 (together, the "**Class X Offering Memorandum**"), a copy of which is attached in Annex 2. The Class X Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC are in turn linked to the Class F Ordinary Shares to be issued by Robeco Multi Market SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 17th December, 2004 (together, the "**Class F Offering Memorandum**"), a copy of which is attached in Annex 3.

For a full description of the terms of the Notes, investors are advised to read the Offering Circular dated 2nd April, 2004, the Pricing Supplement dated 17th December, 2004, the Class X Offering Memorandum and the Class F Offering Memorandum.

The issue date of the Notes is 21st December, 2004. The Notes may be subscribed for during the period from and including 10th November, 2004 up to and including 14th December, 2004 at 17:00 (Amsterdam time) (the "**Subscription Period**"). Rabobank Nederland reserves the right to reduce or extend the Subscription Period and to cancel the issue entirely. Such event will be published in the *Euronext Amsterdam Daily Official List* and in a leading daily newspaper of general circulation in the Netherlands, which is expected to be *Het Financieele Dagblad.*

The Notes are to be issued in the denomination of USD 1,000. Investors can subscribe in multiples of USD 1,000 to be issued at an issue price of USD 1,000.

The Notes will be represented by a global note, which will be deposited with a common depository on behalf of Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, sociėtė anonyme ("**Clearstream**") on the issue date.

Fixed Interest Payments

Each Note will pay a Fixed Interest Payment Amount of 4 per cent. per annum, paid semi-annually on or around the 15th day of January and July of each year, starting on or around 15th July, 2005 up to and including on or around 15th January, 2007.

Variable Interest Payments

Each Note shall pay a Variable Interest Payment Amount semi-annually on the 15th day of January and July in each year, starting on or around 15th July, 2007 up to and including on or around 15th July, 2014, provided that in respect of each Variable Interest Payment Date, the Trading Termination Event has not occurred on or prior to such Variable Interest Payment Date. The variable interest payable in respect of each Note, if any, shall be an amount equivalent to the product of (a) 50%, and (b) the Official NAV of one Class X Ordinary Share as at close of business on the immediately preceding Variable Interest Calculation Date, less the highest Official NAV of one Class X Ordinary Share as at close of business in respect of all previous Variable Interest Calculation Dates and the

issue date of the Notes, subject to a minimum of zero and a maximum of 5 per cent of the nominal amount of a Note.

Principal Payments

Unless previously redeemed or purchased and cancelled, each Note will be redeemed by Rabobank Nederland on 22nd December, 2014 (the "**Maturity Date**") at an amount equivalent to the aggregate of:

(i) USD 1,000; and

(ii) the redemption proceeds paid by Robeco Multi Market Reference Entity SPC in respect of each of the Class X Ordinary Shares as of the final business day of November 2014.

For the avoidance of doubt, if the Trading Termination Event has occurred in respect of Segregated Portfolio Series X prior to the final business day of November 2014, the amount payable under sub-paragraph (ii) above shall be deemed to be zero.

In the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series X prior to the final business day of November 2014, an amount equivalent to the Trading Termination Event Payment Amount will be paid in respect of each Note.

Robeco Multi Market Reference Entity SPC/Robeco Multi Market SPC

Robeco Multi Market Reference Entity SPC will invest its assets in Segregated Portfolio Series X only in the Class F Ordinary Shares to be issued by Robeco Multi Market SPC and cash. Although the Class X Ordinary Shares are U.S. Dollar denominated the Class F Ordinary Shares will be in denominated in euro. In order to hedge this currency risk exposure, Robeco Multi Market Reference Entity SPC, for the account of Segregated Portfolio Series X, will also use its assets in Segregated Portfolio Series X to satisfy its obligations in respect of the currency forward contracts entered into for the account of Segregated Portfolio Series X.

The Class F Ordinary Shares will be issued in relation to Segregated Portfolio F of Robeco Multi Market SPC. Robeco Multi Market SPC is a segregated portfolio company organised under the laws of the Cayman Islands.

Robeco Institutional Asset Management B.V., registered with the Netherlands Authority for the Financial Markets in Amsterdam, will invest, on behalf of Robeco Multi Market Reference Entity SPC, the assets of Segregated Portfolio Series X in the Class F Ordinary Shares pursuant to and in accordance with the provisions in the investment management agreement as described in the Class X Offering Memorandum.

Segregated Portfolio F of Robeco Multi Market SPC is managed by Robeco Institutional Asset Management B.V. and seeks capital appreciation by investing in a diversified portfolio of Managed Futures and Global Macro Managers.

No assurance can be given that the investment objective of Robeco Multi Market Reference Entity SPC in respect of Segregated Portfolio Series X or Robeco Multi Market SPC in respect of Segregated Portfolio F will be achieved.

General

The costs described in sub-paragraph 43(i) of this Pricing Supplement will be borne by purchasers of the Notes. In addition, fees and expenses incurred by Robeco Multi Market Reference Entity SPC in respect of Segregated Portfolio Series X will be paid out of Segregated Portfolio Series X and all fees and expenses incurred by Robeco Multi Market SPC in respect of Segregated Portfolio F will be paid out of Segregated Portfolio F. These fees and expenses are described in detail in the Class X Offering Memorandum and the Class F Offering Memorandum respectively.

Application has been made to list the Notes on Euronext Amsterdam N.V..

Notwithstanding that the minimum redemption amount in respect of each Note is equivalent to USD 1,000 at the Maturity Date, there is no guarantee that the net asset value of each Note will exceed such minimum redemption amount prior to the Maturity Date. Any movements in the net asset value of each Note are likely to be reflected in the price quoted on Euronext Amsterdam. However, the price on Euronext Amsterdam is determined by supply and demand factors and does not necessarily correspond to the net asset value of the Notes.

This English language summary of the principal conditions contains a summary of the terms as described in the Offering Circular, the Pricing Supplement and the attached annexes (Annex 1 excluded). In case of any inconsistencies or differences between this summary and the Offering Circular, the Pricing Supplement and attached annexes (Annex 1 excluded), the Offering Circular, the Pricing Supplement and attached annexes (Annex 1 excluded) will prevail.

NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE ROBECO DIVERSIFIED INCOME OBLIGATIE DEC 04/14 (USD) (de "Notes")

Onder het Euro 3.000.000.000 Rabobank Garantiecertificaten Programma (Principal Protected Medium Term Note Programme) (hierna: het "Programma") geeft Rabobank Nederland voor USD 25.000.000 Notes uit. Deze Nederlandse samenvatting bevat de voornaamste kenmerken van de Notes. Het rendement op de Notes is afhankelijk van de waardeontwikkeling van de Klasse X Aandelen, die zullen worden uitgegeven door Robeco Multi Market Reference Entity SPC. Informatie over Robeco Multi Market Reference Entity SPC is opgenomen in de Engelstalige Amended and Restated Offering Memorandum gedateerd op 16 juli 2004 en het Engelstalige Supplemental Offering Memorandum gedateerd op 17 december 2004 (tezamen de "Klasse X Prospectus"), die zijn bijgevoegd als Annex 2. De Klasse X Aandelen zijn op hun beurt weer afhankelijk van de waardeontwikkeling van de Klasse F Aandelen, die zullen worden uitgegeven door Robeco Multi Market SPC. Informatie over Robeco Multi Market SPC is opgenomen in de Engelstalige Amended and Restated Offering Memorandum gedateerd 16 juli 2004 en de Engelstalige Supplemental Offering Memorandum gedateerd 17 december 2004 (tezamen de "Klasse F Prospectus"), die zijn bijgevoegd als Annex 3.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Programma gedateerd 2 april 2004 en het Engelstalige Pricing Supplement, gedateerd 17 december 2004 (hierna: de "Prijsbijlage"), het Klasse X Prospectus en het Klasse F Prospectus.

De uitgiftedatum van de Notes is gesteld op 21 december 2004. De inschrijvingsperiode begint op 10 november 2004 en eindigt op 14 december 2004 om 17.00 uur (hierna: de "Inschrijvingsperiode"). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten of uit te stellen en om het aanbod terug te trekken. Een dergelijke gebeurtenis zal door Rabobank Nederland in de Officiële Prijscourant van Euronext Amsterdam N.V. en in een landelijk verspreid dagblad worden gepubliceerd. Naar verwachting zal Het Financieele Dagblad voor een dergelijke publicatie worden gekozen.

De Notes worden uitgegeven in coupures van USD 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in een veelvoud van USD 1.000, uitgegeven tegen een uitgifte prijs van USD 1.000 per stuk.

De Notes worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A./N.V. (hierna: "Euroclear") en Clearstream Banking, société anonyme (hierna: "Clearstream"). Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

Vaste rente

Elke Note zal op of omstreeks 15 januari en op of omstreeks 15 juli van ieder jaar, voor het eerst op of omstreeks 15 juli 2005 en voor het laatst op of omstreeks 15 januari 2007, een halfjaarlijkse vaste rente betalen die gelijk is aan 4% per jaar over de nominale waarde van de Note.

Variabele Rente

Elke Note zal gedurende de looptijd op of omstreeks 15 januari en op of omstreeks 15 juli van ieder jaar, voor het eerst op of omstreeks 15 juli 2007 en voor het laatst op of omstreeks 15 juli 2014, een variabele rente betalen die gelijk is aan 50% van het surplus van (a) de intrinsieke waarde van een

Klasse X Aandeel op de betreffende renteberekeningsdag minus (b) de hoogste intrinsieke waarde van een Klasse X Aandeel op alle voorgaande renteberekeningsdagen en de dag van uitgifte, met een minimum van 0% en een maximum van 5% per jaar over de nominale waarde van de Note.

Aflossing

Elke Note zal op de einddatum een aflossing betalen welke gelijk zal zijn aan de som van:

(i) USD 1.000; en

(ii) de door Robeco Multi Market Reference Entity SPC op de laatste werkdag in november 2014 uit te betalen waarde van een door haar uitgegeven Klasse X Aandeel.

Indien, als gevolg van een vervroegde beëindiging door het "Trading Termination Event", op de laatste werkdag in november 2014 geen Klasse X aandelen uitstaan, is de waarde onder (ii) gelijk aan nul.

In het geval dat het Trading Termination Event zich voordoet, wordt zo spoedig moegelijk daarna een bedrag uitbetaald dat gelijk is aan de uit te betalen waarde van een Klasse X Aandeel op dat moment en zullen de Notes op einddatum USD 1.000 aan aflossing betalen.

Robeco Multi Market Reference Entity SPC / Robeco Multi Market SPC

Robeco Multi Market Reference Entity SPC belegt de middelen in Segregated Portfolio Series X in de Klasse F Aandelen, die zijn uitgegeven door Robeco Multi Market SPC of houdt ze aan als kasgeld. De Klasse X Aandelen zijn gedenomineerd in US dollars maar de Klasse F Aandelen zijn gedenomineerd in euro's. Om het valutarisico dat hierdoor kan ontstaan te dekken, gebruikt Robeco Multi Market Reference Entity SPC de middelen in Segregated Portfolio Series X voor het aangaan van forward contracten op valuta's.

De Klasse F Aandelen die door Robeco Multi Market SPC zijn uitgegeven hebben betrekking op de Segregated Portfolio F. Robeco Multi Market SPC is een vennootschap met afgescheiden portefeuilles (Segregated Portfolios), gevestigd op de Kaaiman Eilanden.

De middelen van Segregated Portfolio Series X worden in overeenstemming met de voorwaarden in de investment management overeenkomst, zoals uiteengezet in de Klasse X Prospectus, in de Klasse F Aandelen van Robeco Multi Market SPC belegd door Robeco Institutional Asset Management B.V. Robeco Institutional Asset Management B.V. is geregistreerd bij de Autoriteit Financiële Markten in Amsterdam.

De Segregated Portfolio F van Robeco Multi Market SPC wordt eveneens beheerd door Robeco Institutional Asset Management B.V. en streeft naar koerswinst door te beleggen in een portefeuille van Managed Futures- en Global Macro managers.

Let op: Er kan geen garantie worden gegeven dat de beleggingsdoelstellingen van Robeco Multi Market Reference Entity SPC, Segregated Portfolio Series X of Robeco Multi Market SPC, Segregated Portfolio F zullen worden behaald.

Algemeen

De kosten beschreven in subparagraaf 43(i) van de Prijsbijlage worden gedragen door de investeerders in de Notes. Daarnaast worden alle kosten met betrekking tot Robeco Multi Market Reference Entity SPC (Segregated Portfolio Series X) en Robeco Multi Market SPC (Segregated Portfolio F) gedragen op het niveau van Robeco Multi Market Reference Entity SPC (Segregated Portfolio Series X) en Robeco Multi Market SPC (Segregated Portfolio F). Deze kosten zijn beschreven in de Klasse X Prospectus en de Klasse F Prospectus.

Voor de Notes is notering aan Euronext Amsterdam N.V. aangevraagd.

De intrinsieke waarde van de Notes kan gedurende de looptijd onder de nominale waarde komen te liggen. Een dergelijke waardevermindering zal in de beurskoers van de Notes tot uitdrukking kunnen komen. De beurskoers komt tot stand door vraag en aanbod, en kan daardoor afwijken van de gepubliceerde indicatieve intrinsieke waarde van de Notes.

Deze samenvatting van voornaamste kenmerken van de Notes is een samenvatting en vertaling van het volledige Engelstalige Programma, de Prijsbijlage en de daarbij behorende bijlagen (deze Annex 1 uitgezonderd). Het Engelstalige Programma, de Prijsbijlage en de daarbij behorende bijlagen (deze Annex 1 uitgezonderd) zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk aan te sluiten bij de bewoordingen en inhoud van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige documentatie en deze Nederlandstalige samenvatting zal de Engelstalige documentatie doorslaggevend zijn.

ANNEX 2

Class X Offering Memorandum

ANNEX 3

Class F Offering Memorandum

Pricing Supplement dated 17th December, 2004

PRICING SUPPLEMENT

RABOBANK NEDERLAND

Issue of EUR 200,000,000 Robeco Diversified Income Bond Dec 04/14 (EUR) (the "Notes") under the Euro 3,000,000,000 Principal Protected Medium Term Note Programme

This Pricing Supplement contains provisions relating to the Notes to be issued by Rabobank Nederland. The return of principal and interest on the Notes is partly linked to the Class IX Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 17th December, 2004 (together, the "**Class IX Offering Memorandum**"), a copy of which is attached as Annex 2. The Class IX Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC are in turn linked to the Class F Ordinary Shares issued by Robeco Multi Market SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 17th December, 2004 (together, the "**Class F Offering Memorandum**"), a copy of which is attached in Annex 3. Noteholders are deemed to be fully aware of the contents thereof.

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class IX Offering Memorandum or the Class F Offering Memorandum, as applicable. The Class IX Offering Memorandum and the Class F Offering Memorandum are attached hereto for information purposes only. The attachment of the Class IX Offering Memorandum and the Class F Offering Memorandum does not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Multi Market Reference Entity SPC, Robeco Multi Market SPC or any other entity mentioned herein to subscribe for or purchase any of the shares of Robeco Multi Market Reference Entity SPC or Robeco Multi Market SPC.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Issuer reserves the right to reduce or extend the subscription period as specified herein, to withdraw the offering or to reduce the Aggregate Nominal Amount of Notes offered hereby. Any such event shall be announced by the Issuer in the Euronext Amsterdam Daily Official List and in a daily newspaper, which is expected to be Het Financieele Dagblad.

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 2nd April, 2004 (the "**Offering Circular**"). This Pricing Supplement contains the final form of the Notes and must be read in conjunction with such Offering Circular.

This Pricing Supplement, together with (i) the Appendix, (ii) Annex 1, (iii) Annex 2, (iv) Annex 3 and (v) the Offering Circular, form the prospectus of the Notes within the meaning of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the date of issue of the Notes.

An English and a Dutch language summary of the principal terms of the Notes are contained in Annex 1.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

POTENTIAL PURCHASERS OF THE NOTES SHOULD ALSO BE AWARE THAT HOLDERS OF THE NOTES WILL BE EXPOSED TO INTEREST RATE RISK.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

SUBJECT TO ALL RELEVANT APPROVALS HAVING BEEN OBTAINED, THE NOTES WILL BE OFFERED AND SOLD TO THE PUBLIC IN THE NETHERLANDS AND BELGIUM.

1.	Issuer:		Rabobank Nederland
2.	(i)	Series Number:	27
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate Nominal Amount:		
	— Tranche:		EUR 200,000,000
	— Series:		EUR 200,000,000
5.	Issue Price of Tranche:		100 per cent.
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	21st December, 2004
	(ii)	Interest Commencement Date:	21st December, 2004
8.	Maturity Date:		22nd December, 2014, subject to paragraph 4 of the Appendix
9.	Interest Basis:		See part 16 and the Appendix hereto.
10.	Redemption/Payment Basis:		See Appendix
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Call Option:		Not Applicable

(Condition 4(c))

13.	Status of the Notes:	Senior
14.	Listing:	Application has been made for the Notes to be listed on Euronext Amsterdam N.V.
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions: (Condition 3(a))	Applicable as regards Interest Payment Dates occurring during the period from and including 15th July, 2005 up to and including 15th January, 2007.
(i) Rate(s) of Interest:	An amount equal to 4 per cent. per annum (the "**Fixed Interest Payment Amount**") payable semi-annually in arrears on each Interest Payment Date.
(ii) Interest Payment Date(s):	On each 15th day of January and July in each year occurring during the period from and including 15th July, 2005 up to and including 15th January 2007 (the "**Fixed Interest Payment Date(s)**"), subject to adjustment in accordance with the Modified Following Business Day Convention.
(iii) Fixed Coupon Amount(s):	N/A
(iv) Broken Amount(s):	Not Applicable.
(v) Day Count Fraction:	30/360
(vi) Determination Date(s):	
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable.

		Not Applicable.
17.	Floating Rate Note Provisions (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18.	Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20.	Equity Linked Note Provisions: (Condition 5)		Applicable, subject to the Appendix
	(i)	Underlying Securities and/or formula to be used to determine principal and/or interest or the Equity Linked Securities Amount:	See Appendix
	(ii)	Equity Linked Securities Amount:	Not Applicable
	(iii)	Provisions where calculation by reference to the Underlying Securities and/or formula is impossible or impracticable:	See Appendix
	(iv)	Equity Valuation Date(s):	Not Applicable
	(v)	Valuation Time:	Not Applicable
	(vi)	Stock Exchange/Related Exchange:	Not Applicable
	(vii)	Details of any other relevant terms, any stock exchange requirements/tax considerations	Not Applicable
	(viii)	Method of calculating Early Redemption Amount (if for reasons other than following an Event of Default):	See Appendix
	(ix)	Such other additional terms or provisions as may be required:	See Appendix

PROVISIONS RELATING TO INDEX LINKED NOTES

21.	Index Linked Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Issuer Call: (Condition 4(c))	Not Applicable
23.	Issuer's option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
24.	Final Redemption Amount of each Note: (Condition 4(a))	See Appendix
25.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	See Appendix
26.	Price Information and Purchase Offer: (if not applicable delete the remaining sub-paragraphs of this paragraph)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Domestic Note:	No
28.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note
29.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable

30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (Conditions 3(d) and 4(g))	Not Applicable
32.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
33.	Redenomination applicable:	No
34.	Calculation Agent:	Robeco Institutional Asset Management B.V.
35.	Other terms or special conditions:	See Appendix

DISTRIBUTION

36.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of relevant Dealer:	Robeco Bank Holding B.V.
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39.	Additional selling restrictions:	This Pricing Supplement is neither an offer to sell nor a solicitation to purchase Notes in any jurisdiction in which such offer or solicitation is restricted. **France**

The Issuer and the Dealer have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, the Notes to the public in France and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France this Pricing Supplement, the Offering Circular, the Class IX Offering Memorandum, the Class F Offering Memorandum or any other offering material relating to the Notes and that such offers, sales and distributions have been and will only be made in France to qualified investors (*investisseurs qualifiés*) acting for their account, all as defined in, and in accordance with, articles L.411-1 and L.411-2 of the French *Code monétaire et financier* and *décret* No. 98-880 dated 1st October, 1998.

Investors in France may only participate in the issue of the Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1st October, 1998. Notes may only be issued, directly or indirectly, in France in accordance with articles L.411-1 and L.411-2 of the French *code monétaire et financier*. Persons into whose possession offering material comes must inform themselves about and observe any such restrictions. Neither this Pricing Supplement, the Offering Circular, the Class IX Offering Memorandum nor the Class F Offering Memorandum constitutes, and such documents may not be used for or in connection with, an offer to any person to whom it is unlawful to make such an offer or a solicitation by anyone not authorised so to act.

Germany

In connection with the initial placement of the Notes in Germany, the Dealer has agreed that it will offer and sell the Notes (a) only to professional investors within the meaning of §2 no. 1 of the German Sales Prospectus Act in accordance with applicable German law or (b) as may otherwise be permitted in accordance with applicable German law.

Luxembourg

The Dealer has agreed that the Notes may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither the Offering Circular nor this Pricing Supplement nor any other circular, prospectus, form of

application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities.

Switzerland

Neither the Swiss Federal Banking Commission nor any other governmental authority in Switzerland has passed upon or approved the terms or merits of this Pricing Supplement or the interests described herein, in particular, the Notes have not been authorised by the Swiss Federal Banking Commission as a foreign investment fund under article 45 of the Swiss Federal Investment Fund Act of March 18, 1994 and may not meet the requirements for such authorisation. Accordingly, the Notes offered hereby may not be offered or distributed in or from Switzerland and neither this Pricing Supplement nor any other relating offering material may be issued in connection with any such offer or distribution in or from Switzerland on a commercial basis, i.e. on a public promotion basis (as such terms are defined and with the exceptions allowed from time to time under the applicable guidelines of the Swiss Federal Banking Commission).

40. Effective yield of the Notes (Euronext Amsterdam listed Notes only): Not Applicable

41. Use of proceeds (Euronext Amsterdam listed Notes only): General corporate purposes

42. Net proceeds (Euronext Amsterdam listed Notes only): The net proceeds of the issue of the Notes are approximately EUR 198,900,000.

43. Costs of Issue

(i) Costs borne by purchasers of Notes: Approximately EUR 1,100,000, for payment of distribution fees to the Dealer.

(ii) Commission paid to: intermediaries: Not Applicable

(iii) Other costs: The initial distribution costs of the Notes will be paid by the Dealer.

In addition, until a redemption of all the Notes or the occurrence of the Trading Termination Event, the Dealer may pay on-going distribution fees to

various intermediaries distributing the Notes.

OPERATIONAL INFORMATION

44.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Euronext Amsterdam N.V. Fondscode 15023
45.	Delivery:	Delivery against payment
46.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0204176332
Common Code:	020417633

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 3,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:



By: ______________________________
Duly authorised

Appendix

1. Interpretation and Definitions

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class IX Offering Memorandum (Annex 2) and the Class F Offering Memorandum (Annex 3).

The following terms shall have the following meanings:

"**Minimum Redemption Amount**" means, in respect of each Note, 100% of the initial nominal amount of the relevant Note;

"**Official Bond NAV**", at any time, means, in respect of each Robeco Diversified Income Bond Dec 04/14 (EUR), the aggregate of the Official NAV of an Underlying Security at such time and the Official Zero-Note Value of such Robeco Diversified Income Bond Dec 04/14 (EUR) at such time;

"**Official Zero-Note Value**", at any time, means, in respect of each Note, the aggregate of (a) the present value of the Minimum Redemption Amount of such Note and (b) the present value of all remaining Fixed Interest Payment Amounts to be paid in respect of such Note up to and including the Maturity Date, in each case, as determined by the Calculation Agent, acting on behalf of the Issuer, taking into account the funding rate (bid side) of the Issuer for securities with such outstanding amount and with a maturity equal to the maturity date of the Notes or the Fixed Interest Payment Dates in respect of the Fixed Interest Payment Amounts but which has become due and payable at such time;

"**Underlying Entity**" means Robeco Multi Market Reference Entity SPC, an exempted segregated portfolio company incorporated under The Companies Law (Revised) of the Cayman Islands;

"**Underlying Entity Business Day**" has the same meaning as the term "Business Day" as defined in the Class IX Offering Memorandum;

"**Underlying Securities**" means the Class IX Ordinary Shares of the Underlying Entity issued and subscribed for from time to time, and "**Underlying Security**" means any one of such shares;

"**Underlying Securities Final Redemption Date**" has the same meaning as the term "Final Redemption Day" as defined in the Class IX Offering Memorandum; and

"**Underlying Security Redemption Proceeds**", at any time, means an amount equivalent to:

(a) the redemption proceeds paid by the Underlying Entity on a redemption of all the Underlying Securities at such time, the amount of which shall be determined by the Underlying Entity,

divided by

(b) the number of Underlying Securities redeemed at such time.

2. Final Redemption Amount

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, each Note will be redeemed by the Issuer on the Maturity Date at an amount (the "**Final Redemption Amount**") in the Specified Currency equivalent to the aggregate of:

(a) the Minimum Redemption Amount of such Note; and

(b) the Underlying Security Redemption Proceeds as of the Underlying Securities Final Redemption Date,

provided that if the Trading Termination Event has occurred in respect of Segregated Portfolio Series IX prior to the Underlying Securities Final Redemption Date, the amount payable by the Issuer pursuant to sub-paragraph (b) above on the Maturity Date shall be deemed to be zero.

3. Trading Termination Event Payment Amount

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series IX prior to the Underlying Securities Final Redemption Date, an amount (the "**Trading Termination Event Payment Amount**") in the Specified Currency determined as follows shall be paid by the Issuer in respect of each Note, as soon as reasonably practicable, and in any event, no later than the date of redemption of the Notes:

(i) the Underlying Security Redemption Proceeds following a redemption of all the Underlying Securities on the occurrence of the Trading Termination Event; plus

(ii) in the event the Trading Termination Event in respect of Segregated Portfolio Series IX has occurred on a day which is one or two Business Days following the date on which dividends are scheduled to be paid on the Underlying Securities (as further described in the Class IX Offering Memorandum), to the extent such dividends have been paid by the Underlying Entity, the dividends paid in respect of each relevant Underlying Security.

4. Early Redemption Amount

Subject to paragraph 5 below, for the purposes of Condition 4(b) and Condition 10, the Early Redemption Amount in respect of each Note shall be the higher of:

(a) an amount in the Specified Currency equivalent to the following as determined by the Calculation Agent acting in good faith:

  (i) the Official Zero-Note Value of such Note as at close of business on the last Business Day immediately preceding the date of redemption of such Note (the "**Early Redemption Date**"); plus

  (ii) provided that the Trading Termination Event has not occurred prior to the Early Redemption Date, the Underlying Security Redemption Proceeds as of the Early Redemption Date; plus

  (iii) provided that the Trading Termination Event has not occurred prior to the Early Redemption Date and in the event the Early Redemption Date occurs on

a day which is one or two Business Days following the date on which dividends are scheduled to be paid on the Underlying Securities (as further described in the Class IX Offering Memorandum), to the extent such dividends have been paid by the Underlying Entity, the dividends paid in respect of each relevant Underlying Security; less

(iv) the aggregate of all losses, costs and expenses the Issuer (or any of its affiliates) may incur as a result of unwinding any underlying or related hedging arrangements in relation to the early redemption of the Notes pursuant to Condition 4(b) or Condition 10, as the case may be, as determined by the Calculation Agent acting in a commercially reasonable manner, divided by the number of Notes redeemed on such early redemption;

and

(b) the Minimum Redemption Amount of such Note.

For the avoidance of doubt, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series IX prior to the Early Redemption Date, the amounts payable by the Issuer pursuant to paragraph sub-paragraphs (a)(ii) and (a)(iii) above shall be deemed to be zero.

5. Postponement of Payment

In the event that the Calculation Agent, in its reasonable discretion, determines that (a) the Underlying Entity fails, or is unable, to determine the relevant Underlying Security Redemption Proceeds such that the entire Final Redemption Amount, the Trading Termination Event Payment Amount and/or the Early Redemption Amount, as applicable, cannot be calculated, and/or (b) the Underlying Entity fails to pay the relevant Underlying Security Redemption Proceeds in respect of all the Underlying Securities redeemed on their payment due date in full:

(a) in the case of the payment of the Final Redemption Amount or the Early Redemption Amount, as the case may be, the Issuer shall pay the Final Redemption Amount or the Early Redemption Amount, as applicable, on their respective payment due dates, less the portion of the Final Redemption Amount or the Early Redemption Amount, as applicable, attributable to the relevant Underlying Securities Redemption Proceeds which cannot be calculated and/or which has not been paid by the Underlying Entity in full (each such amount, a "**Deferred Amount**") and the payment of such Deferred Amount by the Issuer shall be deferred; and

(b) in the case of the payment of the Trading Termination Payment Amount payable by the Issuer pursuant to paragraph 3 above (such amount, a "**Deferred Amount**"), the payment of such Deferred Amount by the Issuer shall be deferred.

Each Deferred Amount shall be paid by the Issuer at such time which the Calculation Agent, in its reasonable discretion, determines that the relevant Underlying Security Redemption Proceeds have been determined and paid by the Underlying Entity in full.

No interest shall accrue on any Deferred Amount as a result of such postponement of payment.

6. Variable Interest Payment

(a) Each Note will bear interest on each Variable Interest Payment Date (as defined below). Subject to sub-paragraph (b) below, in respect of each Variable Interest Payment Date, provided that the Trading Termination Event has not occurred on or prior to such Variable Interest Payment Date. The interest amount (the "**Variable Interest Payment Amount**") payable in respect of each Note on such Variable Interest Payment Date shall be an amount equivalent to the product of:

(i) 50 per cent, and

(ii) the Official NAV of one Underlying Security as at close of business on the immediately preceding Variable Interest Calculation Date less the highest Official NAV of one Underlying Security as at close of business in respect of all previous Variable Interest Calculation Date(s) and the Initial Share Issue Date,

subject to a minimum of zero and a maximum of 5 per cent of the nominal amount of one Note of Specified Denomination.

For the avoidance of doubt, in respect of any Variable Interest Payment Date, in the event that the Trading Termination Event has occurred on or prior to such Variable Interest Payment Date, the Variable Interest Payment Amount payable on such Variable Interest Payment Date shall be deemed to be zero.

The following terms shall have the following meanings:

"**Variable Interest Calculation Date**" means the last Business Day of June and December in each year occurring during the period from and including December 2004, up to but excluding the date on which the Trading Termination Event has occurred; and

"**Variable Interest Payment Date**" means the 15th day of January and July in each year occurring during the period from but excluding 15th January, 2007 up to and including 15th July, 2014, subject to adjustment in accordance with the Modified Following Business Day Convention.

(b) In the event that the Early Redemption Date occurs on the same day as a Variable Interest Payment Date, the Variable Interest Payment Amount payable on such Variable Interest Payment Date shall be deemed to be zero.

7. Additional Business Centre

For the purposes of determining the definition of a "Business Day", the Additional Business Centre shall be Amsterdam.

8. The Calculation Agent

The Calculation Agent shall, upon receipt of the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series IX, the relevant Monthly Investment Advisory Report in respect of Segregated Portfolio F and all relevant information, render a note monthly report (each, a "**Note Monthly Report**") prepared and determined as of the last Business Day of each calendar month. Each Note Monthly Report shall contain the following information for that calendar month (or such part thereof, in respect of the first Note Monthly Report to be prepared):

(a) the Official Bond NAV of each Note as at close of business on the last Business Day of such calendar month;

(b) a general description of such information contained in the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series IX as reasonably determined by the Calculation Agent in its sole discretion; and

(c) a general description of such information contained in the relevant Monthly Investment Advisory Report in respect of Segregated Portfolio F as reasonably determined by the Calculation Agent in its sole discretion.

The Calculation Agent, on behalf of the Issuer, shall use reasonable efforts to make available each Note Monthly Report to the Issuer, the Administrator and to the Noteholders no later than five Business Days following the last Business Day of the relevant calendar month, and in any event, subject to the receipt of the relevant Monthly Risk Management Report, the relevant Monthly Investment Advisory Report and of such relevant information for the purposes of providing such Note Monthly Report.

The Calculation Agent shall also notify the Administrator of the Official Bond NAV of each Note as at close of business of the last Business Day of each calendar month as soon as reasonably practicable upon its determination thereof.

ANNEX 1

ENGLISH SUMMARY OF THE PRINCIPAL TERMS OF THE ROBECO DIVERSIFIED INCOME BOND DEC 04/14 (EUR) (THE "NOTES")

EUR 200,000,000 Notes to be issued by Rabobank Nederland under its EUR 3,000,000,000 Principal Protected Medium Term Note Programme (the "**Offering Circular**"). This English language summary contains the principal terms of the Notes. The return of principal and interest on the Notes is linked to the Class IX Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 17th December, 2004 (together, the "**Class IX Offering Memorandum**"), a copy of which is attached in Annex 2. The Class IX Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC are in turn linked to the Class F Ordinary Shares to be issued by Robeco Multi Market SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 17th December, 2004 (together, the "**Class F Offering Memorandum**"), a copy of which is attached in Annex 3.

For a full description of the terms of the Notes, investors are advised to read the Offering Circular dated 2nd April, 2004, the Pricing Supplement dated 17th December, 2004, the Class IX Offering Memorandum and the Class F Offering Memorandum.

The issue date of the Notes is 21st December, 2004. The Notes may be subscribed for during the period from and including 10th November, 2004 up to and including 14th December, 2004 at 17:00 (Amsterdam time) (the "**Subscription Period**"). Rabobank Nederland reserves the right to reduce or extend the Subscription Period and to cancel the issue entirely. Such event will be published in the *Euronext Amsterdam Daily Official List* and in a leading daily newspaper of general circulation in the Netherlands, which is expected to be *Het Financieele Dagblad.*

The Notes are to be issued in the denomination of EUR 1,000. Investors can subscribe in multiples of EUR 1,000 to be issued at an issue price of EUR 1,000.

The Notes will be represented by a global note, which will be deposited with a common depository on behalf of Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream**") on the issue date.

Fixed Interest Payments

Each Note will pay a Fixed Interest Payment Amount of 4 per cent. per annum paid semi-annually on or around the 15th day of January and July of each year, starting on or around 15th July, 2005 up to and including on or around 15th January, 2007.

Variable Interest Payments

Each Note shall pay a Variable Interest Payment Amount semi-annually on the 15th day of January and July in each year, starting on or around 15th July, 2007 up to and including on or around 15th July, 2014, provided that in respect of each Variable Interest Payment Date, the Trading Termination Event has not occurred on or prior to such Variable Interest Payment Date. The variable interest payable in respect of each Note, if any, shall be an amount equivalent to the product of (a) 50%, and (b) the Official NAV of one Class IX Ordinary Share as at close of business on the immediately preceding Variable Interest Calculation Date, less the highest Official NAV of one Class IX Ordinary Share as at close of business in respect of all previous Variable Interest Calculation Dates and the

issue date of the Notes, subject to a minimum of zero and a maximum of 5 per cent of the nominal amount of a Note.

Principal Payments

Unless previously redeemed or purchased and cancelled, each Note will be redeemed by Rabobank Nederland on 22nd December, 2014 (the "**Maturity Date**") at an amount equivalent to the aggregate of:

(i) EUR 1,000; and

(ii) the redemption proceeds paid by Robeco Multi Market Reference Entity SPC in respect of each of the Class IX Ordinary Shares as of the final business day of November 2014.

For the avoidance of doubt, if the Trading Termination Event has occurred in respect of Segregated Portfolio Series IX prior to the final business day of November 2014, the amount payable under sub-paragraph (ii) above shall be deemed to be zero.

In the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series IX prior to the final business day of November 2014, an amount equivalent to the Trading Termination Event Payment Amount will be paid in respect of each Note.

Robeco Multi Market Reference Entity SPC/Robeco Multi Market SPC

Robeco Multi Market Reference Entity SPC will invest its assets in Segregated Portfolio Series IX only in the Class F Ordinary Shares to be issued by Robeco Multi Market SPC and cash.

The Class F Ordinary Shares will be issued in relation to Segregated Portfolio F of Robeco Multi Market SPC. Robeco Multi Market SPC is a segregated portfolio company organised under the laws of the Cayman Islands.

Robeco Institutional Asset Management B.V., registered with the Netherlands Authority for the Financial Markets in Amsterdam, will invest, on behalf of Robeco Multi Market Reference Entity SPC, the assets of Segregated Portfolio Series IX in the Class F Ordinary Shares pursuant to and in accordance with the provisions in the investment management agreement as described in the Class IX Offering Memorandum.

Segregated Portfolio F of Robeco Multi Market SPC is managed by Robeco Institutional Asset Management B.V. and seeks capital appreciation by investing in a diversified portfolio of Managed Futures and Global Macro Managers.

No assurance can be given that the investment objective of Robeco Multi Market Reference Entity SPC in respect of Segregated Portfolio Series IX or Robeco Multi Market SPC in respect of Segregated Portfolio F will be achieved.

General

The costs described in sub-paragraph 43(i) of this Pricing Supplement will be borne by purchasers of the Notes. In addition, fees and expenses incurred by Robeco Multi Market Reference Entity SPC in respect of Segregated Portfolio Series IX will be paid out of Segregated Portfolio Series IX and all fees and expenses incurred by Robeco Multi Market SPC in respect of Segregated Portfolio F will be

paid out of Segregated Portfolio F. These fees and expenses are described in detail in the Class IX Offering Memorandum and the Class F Offering Memorandum respectively.

Application has been made to list the Notes on Euronext Amsterdam N.V..

Notwithstanding that the minimum redemption amount in respect of each Note is equivalent to EUR 1,000 at the Maturity Date, there is no guarantee that the net asset value of each Note will exceed such minimum redemption amount prior to the Maturity Date. Any movements in the net asset value of each Note are likely to be reflected in the price quoted on Euronext Amsterdam. However, the price on Euronext Amsterdam is determined by supply and demand factors and does not necessarily correspond to the net asset value of the Notes.

This English language summary of the principal conditions contains a summary of the terms as described in the Offering Circular, the Pricing Supplement and the attached annexes (Annex 1 excluded). In case of any inconsistencies or differences between this summary and the Offering Circular, the Pricing Supplement and attached annexes (Annex 1 excluded), the Offering Circular, the Pricing Supplement and attached annexes (Annex 1 excluded) will prevail.

NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE ROBECO DIVERSIFIED INCOME OBLIGATIE DEC 04/14 (EUR) (de "NOTES")

Onder het Euro 3.000.000.000 Rabobank Garantiecertificaten Programma (Principal Protected Medium Term Note Programme) (hierna: het "Programma") geeft Rabobank Nederland voor EUR 200.000.000 Notes uit. Deze Nederlandse samenvatting bevat de voornaamste kenmerken van de Notes. Het rendement op de Notes is afhankelijk van de waardeontwikkeling van de Klasse IX Aandelen, die zullen worden uitgegeven door Robeco Multi Market Reference Entity SPC. Informatie over Robeco Multi Market Reference Entity SPC is opgenomen in de Engelstalige Amended and Restated Offering Memorandum gedateerd op 16 juli 2004 en het Engelstalige Supplemental Offering Memorandum gedateerd op 17 december, 2004 (tezamen de "Klasse IX Prospectus"), die zijn bijgevoegd als Annex 2. De Klasse IX Aandelen zijn op hun beurt weer afhankelijk van de waardeontwikkeling van de Klasse F Aandelen, die zullen worden uitgegeven door Robeco Multi Market SPC. Informatie over Robeco Multi Market SPC is opgenomen in de Engelstalige Amended and Restated Offering Memorandum gedateerd 16 juli 2004 en de Engelstalige Supplemental Offering Memorandum gedateerd 17 december 2004 (tezamen de "Klasse F Prospectus"), die zijn bijgevoegd als Annex 3.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Programma gedateerd 2 april 2004 en het Engelstalige Pricing Supplement, gedateerd 17 december 2004 (hierna: de "Prijsbijlage"), het Klasse IX Prospectus en het Klasse F Prospectus.

De uitgiftedatum van de Notes is gesteld op 21 december 2004. De inschrijvingsperiode begint op 10 november 2004 en eindigt op 14 december 2004 om 17.00 uur (hierna: de "Inschrijvingsperiode"). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten of uit te stellen en om het aanbod terug te trekken. Een dergelijke gebeurtenis zal door Rabobank Nederland in de Officiële Prijscourant van Euronext Amsterdam N.V. en in een landelijk verspreid dagblad worden gepubliceerd. Naar verwachting zal Het Financieele Dagblad voor een dergelijke publicatie worden gekozen.

De Notes worden uitgegeven in coupures van EUR 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in een veelvoud van EUR 1.000, uitgegeven tegen een uitgifte prijs van EUR 1.000 per stuk.

De Notes worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A./N.V. (hierna: "Euroclear") en Clearstream Banking, societe anonyme (hierna: "Clearstream"). Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

Vaste rente

Elke Note zal op of omstreeks 15 januari en op of omstreeks 15 juli van ieder jaar, voor het eerst op of omstreeks 15 juli 2005 en voor het laatst op of omstreeks 15 januari 2007, een halfjaarlijkse vaste rente betalen die gelijk is aan 4% per jaar over de nominale waarde van de Note.

Variabele Rente

Elke Note zal gedurende de looptijd op of omstreeks 15 januari en op of omstreeks 15 juli van ieder jaar, voor het eerst op of omstreeks 15 juli 2007 en voor het laatst op of omstreeks 15 juli 2014, een variabele rente betalen die gelijk is aan een bedrag gelijk aan 50% van het surplus van (a) de intrinsieke waarde van een Klasse IX Aandeel op de betreffende renteberekeningsdag minus (b) de hoogste intrinsieke waarde van een Klasse IX Aandeel op alle voorgaande renteberekeningsdagen en de dag van uitgifte, met een minimum van 0% en een maximum van 5% per jaar over de nominale waarde van de Note.

Aflossing

Elke Note zal op de einddatum een aflossing betalen welke gelijk zal zijn aan de som van:

(i) EUR 1.000; en

(ii) de door Robeco Multi Market Reference Entity SPC op de laatste werkdag in november 2014 uit te betalen waarde van een door haar uitgegeven Klasse IX Aandeel.

Indien, als gevolg van een vervroegde beëindiging door het zogenaamde "Trading Termination Event", op de laatste werkdag in november 2014 geen Klasse IX aandelen uitstaan, is de waarde onder (ii) gelijk aan nul.

In het geval dat het Trading Termination Event zich voordoet, wordt zo spoedig mogelijk daarna een bedrag uitbetaald gelijk aan de uit te betalen waarde van een Klasse IX Aandeel op dat moment en zullen de Notes op einddatum EUR 1.000 aan aflossing betalen.

Robeco Multi Market Reference Entity SPC / Robeco Multi Market SPC

Robeco Multi Market Reference Entity SPC belegt de middelen in Segregated Portfolio Series IX in de Klasse F Aandelen die zijn uitgegeven door Robeco Multi Market SPC of houdt ze aan als kasgeld.

De Klasse F Aandelen die door Robeco Multi Market SPC zijn uitgeven hebben betrekking op de Segregated Portfolio F. Robeco Multi Market SPC is een vennootschap met afgescheiden portefeuilles (Segregated Portfolios), gevestigd op de Kaaiman Eilanden.

De middelen van Segregated Portfolio Series IX worden in overeenstemming met de voorwaarden in de investment management overeenkomst, zoals uiteengezet in de Klasse IX Prospectus, in de Klasse F Aandelen van Robeco Multi Market SPC belegd door Robeco Institutional Asset Management B.V. Robeco Institutional Asset Management B.V. is geregistreerd bij de Autoriteit Financiële Markten in Amsterdam.

De Segregated Portfolio F van Robeco Multi Market SPC wordt eveneens beheerd door Robeco Institutional Asset Management B.V. en streeft naar koerswinst door te beleggen in een portefeuille van Managed Futures- en Global Macro managers.

Let op: Er kan geen garantie worden gegeven dat de beleggingsdoelstellingen van Robeco Multi Market Reference Entity SPC, Segregated Portfolio Series IX of Robeco Multi Market SPC, Segregated Portfolio F zullen worden behaald.

Algemeen

De kosten beschreven in subparagraaf 43(i) van de Prijsbijlage worden gedragen door de investeerders in de Notes. Daarnaast worden alle kosten met betrekking tot Robeco Multi Market Reference Entity SPC (Segregated Portfolio Series IX) en Robeco Multi Market SPC (Segregated Portfolio F) gedragen op het niveau van Robeco Multi Market Reference Entity SPC (Segregated Portfolio Series IX) en Robeco Multi Market SPC (Segregated Portfolio F). Deze kosten zijn beschreven in de Klasse IX Prospectus en de Klasse F Prospectus.

Voor de Notes is notering aan Euronext Amsterdam N.V. aangevraagd.

De intrinsieke waarde van de Notes kan gedurende de looptijd onder de nominale waarde komen te liggen. Een dergelijke waardevermindering zal in de beurskoers van de Notes tot uitdrukking kunnen komen. De beurskoers komt tot stand door vraag en aanbod en kan daardoor afwijken van de gepubliceerde indicatieve intrinsieke waarde van de Notes.

Deze samenvatting van voornaamste kenmerken van de Notes is een samenvatting en vertaling van het volledige Engelstalige Programma, de Prijsbijlage en de daarbij behorende bijlagen (deze Annex 1 uitgezonderd). Het Engelstalige Programma, de Prijsbijlage en de daarbij behorende bijlagen (deze Annex 1 uitgezonderd) zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk aan te sluiten bij de bewoordingen en inhoud van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige documentatie en deze Nederlandstalige samenvatting zal de Engelstalige documentatie doorslaggevend zijn.

ANNEX 2

Class IX Offering Memorandum

ANNEX 3

Class F Offering Memorandum

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 1133A
TRANCHE NO: 2

NOK 400,000,000 3.50 per cent. Notes 2004 due 2009 (Tranche No. 2) to be consolidated and form a single series with the Issuer's NOK 400,000,000 3.50 per cent. Notes 2004 due 2009 (Tranche No. 1) which were issued on 6 October 2004

Deutsche Bank

Rabobank International

The date of this Pricing Supplement is 8 December 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), save that as far as the Terms and Conditions of the Notes are concerned this Pricing Supplement must be read in conjunction with the Offering Circular dated October 7, 2003 (together with the Offering Circular dated October 15, 2004, the "**Offering Circular**"). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restrictions in Item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1133A
	(ii)	Tranche Number:	2
			Notes issued under this Pricing Supplement will be consolidated and form a single series with the NOK 400,000,000 3.50 per cent. Notes 2004 due 2009 issued on 6 October 2004 under Series 1133A, Tranche No. 1, details of which are included in a Pricing Supplement dated 4 October 2004 (the "**Original Notes**").
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 800,000,000
	(ii)	Tranche:	NOK 400,000,000
5	(i)	Issue Price:	102.775 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest on the Notes from, and including, 6 October 2004 to, but excluding, the Issue Date
	(ii)	Net proceeds:	NOK 403,480,000 (including 65 days accrued interest) (after agreed expenses)
6	Specified Denominations:		NOK 10,000, NOK 50,000
7	(i)	Issue Date:	10 December 2004
	(ii)	Interest Commencement Date(if different from the Issue Date):	6 October 2004
8	Maturity Date:		6 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 October in each year commencing on 6 October 2005 and ending on 6 October 2009
	(iii)	Fixed Coupon Amount(s):	NOK 350.00 per NOK 10,000 in nominal amount, NOK 1,750.00 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Act/Act – ISMA
	(vi)	Determination Date(s):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		NOK 10,000 per Note of NOK 10,000 specified denomination NOK 50,000 per Note of NOK 50,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	*Temporary Global Note exchangeable for* Definitive Notes on 40 days' notice Upon issue of the Temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 39(i) and 40(i). Upon exchange of the Temporary Global Note for the Definitive Notes, the Notes will be consolidated with and form a single series with the Original Notes and the ISIN and Common Code will be those set out in paragraphs 39(ii) and 40(ii).
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET and Oslo
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Deutsche Bank AG London
	(ii)	Stabilising Agent (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission: 0.25 per cent. of the nominal amount of the Notes and Selling Concession: 1.625 per cent. of the Aggregate Principal Amount of the Notes

35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands: Each Joint Lead Manager has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, in or outside The Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i)	Temporary ISIN Code:	XS0207287284
	(ii)	ISIN Code:	XS0201737771
40	(i)	Temporary Common Code:	020728728
	(ii)	Common Code:	020173777

41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A., Rabo Securities N.V. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.123489, producing a sum of (for Notes not denominated in Euro):	EUR 49,395,600
46	In the case of Notes listed on the Stock *Market of Euronext Amsterdam* N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable

48	Date of Pricing Supplement:	8 December 2004
49	Date of Base Offering Circular:	15 October 2004, save that the Terms and Conditions of the Notes as set out in the Offering Circular dated 7 October 2003 will apply.

Signed on behalf of the Issuer:

By: 

Duly authorised signatory

Pricing Supplement dated 20 December 2004

RABOBANK NEDERLAND
Issue of EUR22,000,000

Rabobank Ladder Obligatie IV due 2012
under the Euro 3,000,000,000 Principal Protected Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 2 April 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

A summary of the principal terms of the Notes in English and in Dutch is contained in Annex 1.

THE NOTES WILL BE OFFERED AND SOLD TO THE PUBLIC IN THE NETHERLANDS.

1	(i)	Issuer:	Rabobank Nederland
2	(i)	Series Number:	31
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	-	Tranche:	EUR 22,000,000
	-	Series:	EUR 22,000,000
5	Issue Price of Tranche:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	Issue Date:		4 January 2005
8	Maturity Date:		4 January 2012
9	Interest Basis:		Fixed Rate changing into Cumulative Step-Up Reverse Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par

11	Change of Interest or Redemption/Payment Basis:	For the period from and including the Issue Date to but excluding 4 January 2006 the Notes shall bear interest at the Fixed Rate; and For the period from and including 4 January 2006 to but excluding the Maturity Date the Notes shall bear interest at the Step-Up Reverse Floating Rate
12	Call Option *(Condition 4(c))*:	Issuer Call (further particulars specified below)
13	Status of the Notes:	Senior
14	Listing:	Euronext Amsterdam
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions:** *(Condition 3(a))*	Applicable
	(i) Rate(s) of Interest:	6.00 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	4 July 2005 and 4 January 2006, subject to adjustment in accordance with the Modified Following Business Day Convention. For these purposes, Modified Following Business Day shall mean if any Interest Payment Date would otherwise fall on a day which is not a London and TARGET Business Day, it shall be postponed to the next day which is a London and TARGET Business Day unless it would thereby fall into the next calendar month, in which event the Interest Payment Date shall be brought forward to the immediately preceding London and TARGET Business Day.
	(iii) Fixed Coupon Amount(s):	EUR 30.00 per EUR 1,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions:** *(Condition 3(b))*	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates *(Condition 3(b)(i))*:	The Interest shall be payable semi-annually in arrear, on 4 January and 4 July in each year, commencing on 4 July 2006 and ending on the Maturity Date
	(ii) Business Day Convention *(Condition 3(b)(i))*:	Modified Following Business Day Convention

(iii)	Additional Business Centre(s) *(Condition 3(b)(i) – definition of Business Day)*:	London
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined *(Condition 3(b)(ii))*:	Screen Rate Determination The Rate of Interest for each Interest Period determined by the Calculation Agent in accordance with the following formula: Previous Coupon + Margin – Reference Rate Where: **"Previous Coupon"** means the Rate of Interest calculated in respect of the immediately preceding Interest Period.
(v)	Party responsible for calculating the Rate of Interest and Interest Amount(s) (if not the Agent):	Not Applicable
(vi)	Screen Rate Determination *(Condition 3(b)(ii)(B))* :	Applicable
	- Reference Rate:	6 month EURIBOR
	- Interest Determination Date(s):	Two TARGET Business Days prior to each Specified Interest Payment Date
	- Relevant Screen Page:	Moneyline Telerate Page 248
(vii)	ISDA Determination *(Condition 3(b)(ii)(A))*:	Not Applicable
(viii)	Margin(s):	<u>From and including 4 January 2006 to but excluding 4 January 2007:</u> 2.20 per cent. per annum payable semi-annually in arrear <u>From and including 4 January 2007 to but excluding 4 January 2008:</u> 2.45 per cent. per annum payable semi-annually in arrear <u>From and including 4 January 2008 to but excluding 4 January 2009:</u> 2.70 per cent. per annum payable semi-annually in arrear <u>From and including 4 January 2009 to but excluding 4 January 2010:</u> 2.95 per cent. per annum payable semi-annually in arrear

		<u>From and including 4 January 2010 to but excluding 4 January 2011:</u> 3.20 per cent. per annum payable semi-annually in arrear <u>From and including 4 January 2011 to but excluding 4 January 2012:</u> 3.45 per cent. per annum payable semi-annually in arrear
(ix)	Minimum Rate of Interest *(Condition 3(b)(iii)* :	Zero per cent. per annum
(x)	Maximum Rate of Interest *(Condition 3(b)(iii)* :	Not Applicable
(xi)	Day Count Fraction *(Condition 3(b)(iv))*:	30/360 (unadjusted)
(xii)	Fall back provisions, rounding provisions, and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18	**Zero Coupon Note Provisions:** *(Condition 4(e)(iv))*	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19	**Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20	**Equity Linked Note Provisions:** *(Condition 5)*	Not Applicable

PROVISIONS RELATING TO INDEX LINKED NOTES

21	**Index Linked Notes Provisions:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Issuer Call:** *(Condition 4(c))*	Applicable
(i)	Optional Redemption Date(s):	4 January and 4 July in each year, commencing on 4 January 2006 and ending on 4 July 2011, with each such date being subject to adjustment in accordance with provision 17(ii) above
(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 Specified Denomination
(iii)	If redeemable in part:	Not Applicable
(iv)	Notice period (if other than as set out in the Conditions):	Not less than five (5) London and TARGET Business Days prior to the relevant Optional Redemption Date

23	Issuers option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes *(Condition 4(d))*:	Not Applicable
24	**Final Redemption Amount of each Note:** *(Condition 4(a))*	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the *Condition 4(e)* :	Yes, as set out in the Conditions
26	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) *(Condition 8)*:	No
28	Form of Notes *(Condition 1)*:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) or other special provisions relating to Payment Day *(Condition 7(e))*:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment *(Conditions 3(d) and 4(g)* :	Not Applicable
32	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made *(Condition 4(f))*:	Not Applicable
33	Redenomination applicable:	Redenomination not applicable
34	Calculation Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
37	If non-syndicated, name of relevant Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
38	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D

39	*Additional selling restrictions:*	**Belgium** The Offering Circular and related documents are not intended to constitute a public offer in Belgium and may not be distributed to the Belgian public. The Belgian Commission for Banking, Finance and Insurance has not reviewed nor approved this (these) document(s) or commented as to its (their) accuracy or adequacy or recommended or endorsed the purchase of Notes. Each dealer has represented and agreed that it will not: a) offer for sale, sell or market in Belgian such Notes by means of a public offer within the meaning of the Law of 22nd April, 2003 on the public offer of securities; or b) sell Notes to any person qualifying as a consumer within the meaning of Article 1.7° of the Belgian law of 14th July, 1991 on consumer protection and trade practices unless such sale is made in compliance with this law and its implementing regulation. **Luxembourg** The Notes may not be offered, sold or delivered to the public within the Grand Duchy of Luxembourg, directly or indirectly and neither this document, nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available, or from, or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Notes on the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities. **Switzerland** No public offering may be made in Switzerland with respect to the Notes.
40	Effective yield of the Notes *(Euronext Amsterdam listed Notes only)*:	Not Applicable
41	Use of proceeds *(Euronext Amsterdam listed Notes only)*:	The net proceeds from the Notes will be used by the Issuer for general corporate purposes
42	Net proceeds *(Euronext Amsterdam listed Notes only)*:	EUR 22,000,000
43	Costs of Issue:	Not Applicable

OPERATIONAL INFORMATION

44	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
45	Delivery:	Delivery against payment
46	Additional Paying Agents (if any):	Not Applicable

ISIN: XS0207333229

Common Code: 020733322

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 3,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

ANNEX 1

ENGLISH SUMMARY OF THE PRINCIPAL TERMS OF THE RABOBANK LADDER NOTES IV (The "Notes")

EUR 22,000,000 Notes to be issued by Rabobank Nederland under its EUR 3,000,000,000 Principal Protected Medium Term Note Programme (the "**Offering Circular**"). This English language summary contains the principal terms of the Notes.

For a full description of the terms of the Notes, investors are advised to read the Offering Circular dated 2nd April, 2004 and the Pricing Supplement dated 20 December, 2004 (the "**Pricing Supplement**").

The issue date of the Notes is 4th January, 2005.

The Notes will be issued in denominations of EUR 1,000. Investors can subscribe in multiples of EUR 1,000 to be issued at an issue price of EUR 1,000 per Note.

The Notes will be represented by a global note, which will be deposited with a common depository on behalf of Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream**") on the issue date.

Interest

Each Note will pay interest semi-annually on or around the 4th of January and the 4th of July of each year (each an "**Interest Payment Date**"), commencing on or around 4th July, 2005. The interest for the first two interest periods is fixed at 6.00%. For the remaining interest periods the rate of interest depends on 3 components, namely:

1. The rate of interest determined in respect of the immediately preceding interest period;
2. A step-up rate of 2.20% that increases by 0.25 % each year at the beginning of each interest period starting in January; and
3. 6-month EURIBOR as determined two business days prior to each Interest Payment Date.

The rate of interest with respect to the third and the following interest periods will be calculated as follows:

Rate of Interest = rate of interest of the preceding interest period (1) + step-up rate (2) – 6-month EURIBOR in arrears (3)

Principal

Unless previously redeemed or purchased and cancelled, each Note will be redeemed by Rabobank Nederland on 4th January, 2012 at an amount of EUR 1,000.

Early Redemption of Principal

Rabobank Nederland has the right to redeem the Notes early on every Interest Payment Date from and including the 4 of January 2006 to and including 4 July 2011 against payment of Euro 1,000 per Note. Notification of such early redemption has to be given not less than five business days prior to the relevant Interest Payment Date.

Listing

Application has been made to list the Notes on Euronext Amsterdam.

This English language summary of the principal conditions contains a summary of the terms as described in the Offering Circular and the Pricing Supplement (this Annex 1 excluded). In case of any inconsistencies or differences between this summary and the Offering Circular and the Pricing Supplement (this Annex 1 excluded), the Offering Circular and the Pricing Supplement (this Annex 1 excluded) will prevail.

NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE RABOBANK LADDER OBLIGATIE IV (de "Notes")

Onder het Euro 3.000.000.000 Rabobank Garantiecertificaten Programma (Principal Protected Medium Term Note Programme) (hierna: het "**Programma**") geeft Rabobank Nederland voor Euro 22.000.000 Notes uit. Deze Nederlandse samenvatting bevat de voornaamste kenmerken van de Notes.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Programma gedateerd 2 april 2004 en het Engelstalige Pricing Supplement, gedateerd op 20 december 2004 (hierna: de "**Prijsbijlage**").

De uitgiftedatum voor de Notes is vastgesteld op 4 januari 2005.

De Notes worden uitgegeven in coupures van Euro 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in een veelvoud van Euro 1.000, uitgegeven tegen een uitgifteprijs van Euro 1.000 per stuk.

De Notes worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A./N.V. (hierna: "**Euroclear**") en Clearstream Banking, societe anonyme (hierna: "**Clearstream**"). Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

Rente

Elke Note zal gedurende de looptijd op of omstreeks 4 januari en 4 juli van ieder jaar (de "**Rentevervaldag**"), voor het eerst op of omstreeks 4 juli 2005, een rente betalen. De hoogte van de rente voor de eerste twee renteperioden is vastgesteld op 6,00%. Voor de daaropvolgende renteperioden is de rente op iedere rentevervaldag afhankelijk van drie factoren, te weten:

1. Het rentepercentage vastgesteld voor de voorafgaande renteperiode;
2. Een step-up percentage van 2,20% dat ieder jaar aan het begin van iedere renteperiode die start in januari met 0,25% toe neemt; en
3. 6-maands Euribor zoals vastgesteld twee werkdagen voor de Rentevervaldag.

Het rentepercentage voor de derde en de daaropvolgende renteperioden wordt als volgt berekend:

Rentepercentage = rentepercentage van de voorafgaande renteperiode (1) + step-up percentage (2) – 6-maands Euribor, achteraf vastgesteld (3)

Aflossing

Elke Note zal op de einddatum een aflossing betalen van Euro 1.000.

Vervroegde Aflossing

Rabobank Nederland heeft het recht om de Notes vervroegd af te lossen tegen de betaling van Euro 1.000 per Note. Zij is hiertoe uitsluitend gerechtigd op iedere Rentevervaldag vanaf 4 januari 2006 tot en met 4 juli 2011 en dient dit minimaal 5 werkdagen voorafgaand aan de relevante Rentevervaldag kenbaar te maken.

Notering

Voor de Notes is notering aan Euronext Amsterdam N.V. aangevraagd.

Deze samenvatting van voornaamste kenmerken van de Notes is een samenvatting en vertaling van het volledige Engelstalige Programma en de Prijsbijlage (deze Annex 1 uitgezonderd). Het Engelstalige Programma en de Prijsbijlage (deze Annex 1 uitgezonderd) zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen en inhoud van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige documentatie en deze Nederlandstalige samenvatting zal de Engelstalige documentatie doorslaggevend zijn.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1198A
TRANCHE NO: 1

USD 20,000,000 Callable Notes due December 2034

Issue Price: 100.00 per cent.

Credit Suisse First Boston (Europe) Limited

The date of this Pricing Supplement is 13 December 2004

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

Please find an additional selling restriction in paragraph 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant adverse change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1198A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net Proceeds:	USD 20,000,000
6	Specified Denominations:		USD 10,000
7	Issue Date:		15 December 2004
8	Maturity Date:		15 May 2034, subject to Call Option as specified in item 22
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		Other – see item 33 and the Annex
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	15 December 2005 and every 15 December thereafter up to and including December 2033
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 10,000 per Note of USD 10,000 specified denomination
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period:	The Notice Period shall be not less than 5 London and New York Business Days prior to the Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	USD 10,000 per Note of USD 10,000 specified denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or Permanent Global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	See Annex

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Credit Suisse First Boston (Europe) Limited
36	Additional selling restrictions:	The Netherlands: The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside The Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0207583682
40	Common Code:	020758368
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.753927, producing a sum of (for Notes not denominated in Euro):	EUR 15,078,540
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	13 December 2004
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

The Annex

On the Redemption Date specified in the table below the Issuer will, in addition to the Redemption Amount, pay the corresponding Interest Amount in such table.

Redemption Date	Interest Amount
15 December 2005	1,380,000
15 December 2006	2,855,220
15 December 2007	4,432,230
15 December 2008	6,118,054
15 December 2009	7,920,200
15 December 2010	9,846,694
15 December 2011	11,906,115
15 December 2012	14,107,637
15 December 2013	16,461,064
15 December 2014	18,976,878
15 December 2015	21,666,282
15 December 2016	24,541,256
15 December 2017	27,614,603
15 December 2018	30,900,010
15 December 2019	34,412,111
15 December 2020	38,166,546
15 December 2021	42,180,038
15 December 2022	46,470,461
15 December 2023	51,056,923
15 December 2024	55,959,850
15 December 2025	61,201,080
15 December 2026	66,803,954
15 December 2027	72,793,427
15 December 2028	79,196,174
15 December 2029	86,040,710
15 December 2030	93,357,519
15 December 2031	101,179,188
15 December 2032	109,540,551
15 December 2033	118,478,850
15 December 2034	128,033,890

On a per denomination basis, the above table is subject to rounding.

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1205A

TRANCHE NO: 1

EUR 100,000,000 Fixed Rate/Index-linked Notes due 2012

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 17 December 2004

Noteholders and prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Noteholders and prospective purchasers of the Notes should conduct their own investigations and, in deciding whether or not to purchase the Notes, prospective purchasers should form their own views of the merits of an investment, based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular issue of Notes as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks in the context of their financial situation. Certain issues of Notes are not an appropriate investment for investors who are unfamiliar with the applicable interest rate indices, currencies, other indices or formulas, or redemption or other rights or options. Investors should also have sufficient financial resources to bear the risks of an investment in the Notes.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out under item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

A copy of this Pricing Supplement has been filed with the Netherlands Authorities for the Financial Markets.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1205A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 100,000,000
	(ii) Tranche:	EUR 100,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net Proceeds:	EUR 100,000,000
6	Specified Denominations:	EUR 1,000
7	Issue Date:	21 December 2004
8	Maturity Date:	21 December 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate for the period beginning on and including the Issue Date and ending on but excluding 21 December 2006. Index-Linked Interest beginning on and including 21 December 2006 and ending on but excluding the Maturity Date. (Further particulars specified in items 17 and 20 below.)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	See item 10 above
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

	(i)	Rates of Interest:	5.00 per cent. per annum payable annually in arrear in respect of the period beginning on and including the Issue Date and ending on but excluding 21 December 2005 (the "**First Fixed Rate Period**"); and 4.00 per cent. per annum payable annually in arrear in respect of the period beginning on and including 21 December 2005 and ending on but excluding 21 December 2006 (the "**Second Fixed Rate Period**").
	(ii)	Fixed Rate Interest Payment Date(s):	21 December 2005 and 21 December 2006
	(iii)	Fixed Coupon Amount(s):	EUR 50 per EUR 1,000 in nominal amount in respect of the First Fixed Rate Period, and EUR 40 per EUR 1,000 in nominal amount in respect of the Second Fixed Rate Period.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Fixed Rate Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	In respect of each Interest Period (which, for purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) from and including 21 December 2006, the Rate of Interest applicable to the Notes payable annually in arrear will be a percentage rate, as calculated by the Calculation Agent in accordance with the following formula: The greater of [3 x (10y_CMS – 2y_CMS)] (expressed as a percentage) and 2.00 per cent. where: "**10y_CMS**" means the annual swap rate for euro swap transactions with a maturity of ten years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2

Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM FRANKFURT" on the Interest Determination Date.

"**2y_CMS**" means the annual swap rate for euro swap transactions with a maturity of two years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX2 Page under the heading "EURIBOR BASIS – FRF" and above the caption "11.00 AM FRANKFURT" on the Interest Determination Date.

If such rates do not appear at such time on such date, the rate for such Interest Period will be determined as if "EUR-ISDA-EURIBOR Swaps Rate – 11.00" comprised the definition attributed to "EUR-Annual Swap Rate – Reference Banks" under the ISDA Definitions provided that in such definition, for the purposes hereof, (i) "Reset Date" means the Start Date for such Interest Period, (ii) "Reference Banks" has the meaning attributed to it in Condition 1(a), (iii) sub-sections (B) and (1) apply, (iv) "Target Settlement Days" means Target Business Days, (v) "Designated Maturity" means (in the case of "10y CMS") ten years and (in the case of "2y CMS") two years and (vi) "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
(iv)	Interest Period(s):	Each period beginning on, and including, a Specified Interest Payment Date and ending on, but excluding, the next succeeding Specified Interest Payment Date.

	(v)	Specified Interest Payment Dates:	21 December in each year commencing on 21 December 2007 up to and including the Maturity Date
	(vi)	Business Day Convention:	Not Applicable
	(vii)	Business Centre(s) (Condition 1(a)):	Not Applicable
	(viii)	Minimum Rate of Interest:	2.00 per cent. per annum
	(ix)	Maximum Rate of Interest:	Not Applicable
	(x)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(xi)	Interest Determination Date:	The date which is two TARGET Business Days preceding the commencement of an Interest Period
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		EUR 1,000 per note of EUR 1,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, *renominalisation and* reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0207714022
40	Common Code:	020771402
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. *and Rabo Securities* N.V. as Paying Agents.
	GENERAL	
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	17 November 2004
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 
Duly authorised

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 the date of the latest audited accounts or interim accounts and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003 the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 33

	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 1,749,000
	(i)	Series:	EUR 1,749,000
	(ii)	Tranche:	EUR 1,749,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 1,728,012
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	15 December 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		15 December 2009
9.	Interest Basis:		2.75 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 December in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 27.5 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	15 December in each year, commencing on 15 December 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**	Nominal Amount
18.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

		(Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.20 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0202664222
26.	Common Code:	020266422
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DDVS
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 1,728,012

(vi)	Amsterdam Listing Agent:	Rabobank Nederland
(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

32. In the case of Notes offered in Switzerland:

Articles of Association of the Issuer:

The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33. Cost of issue: None

34.	Effective yield at Issue Price of 100%:	2.75 per cent., per annum
35.	Subscription period:	6 December 2004 to 10 December 2004
36.	Date of Pricing Supplement:	13 December 2004
37.	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2003 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 13 December 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 the date of the latest audited accounts or interim accounts and no material adverse change in the financial position or prospects of the Issuer since31 December 2003 the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 34

	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 251,000
	(i)	Series:	EUR 251,000
	(ii)	Tranche:	EUR 251,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 248,490
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	22 December 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		24 December 2009
9.	Interest Basis:		2.20 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Luxembourg
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.20 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 December in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 2.20 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	In the case of the Interest Payment Date falling on 24 December 2005, EUR 22.12 per EUR 1,000 in nominal amount of Notes.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	24 December in each year, commencing on 24 December 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

		(Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.00 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0208297027
26.	Common Code:	020829702
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0DHVK
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 248,490

(vi)	Amsterdam Listing Agent:	Rabobank Nederland
(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

32. In the case of Notes offered in Switzerland:

Articles of Association of the Issuer:

The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 25 June 2004. According to article 2 of its Articles of Association, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33. Cost of issue: None

34.	Effective yield at Issue Price of 100%:	2.20 per cent., per annum
35.	Subscription period:	13 December 2004 to 17 December 2004
36.	Date of Pricing Supplement:	21 December 2004
37.	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:



Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2003 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 20 December 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

SCHEDULE 2

INTERIM REPORT 2004 OF THE RABOBANK GROUP

RECEIVED

2005 JAN 12 P 3:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1083A
TRANCHE NO: 2
EUR20,000,000 Equity-linked Notes due 2009

Issue Price: 98.84 per cent

Banque AIG

The date of this Pricing Supplement is 7 December 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular dated 7 October 2003 have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular (save in respect of the Conditions which will be as set forth in the Offering Circular dated 7 October 2003). Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1083A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR123,000,000
	(ii)	Tranche:	EUR20,000,000
5	(i)	Issue Price:	98.84 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR1,000
7	Issue Date:		9 December 2004
8	Maturity Date:		3 July 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		0.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Equity-linked Redemption (see Appendix A)
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	0.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	3 July in each year, commencing on 3 July 2005 up to and including 3 July 2009
	(iii)	Fixed Coupon Amount:	EUR2.5 per EUR1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)

	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		See Appendix A
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption for tax reasons or following an event of default shall be an amount in Euro equal to the market value of the Notes on the date of redemption, adjusted to account fully for any loss, expenses and costs to the Issuer of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity options, all as determined by the Calculation Agent based on quotations received from independent dealers. The Calculation Agent will request three independent dealers to provide their quootations for the market value of the Notes. If three quotations are provided, the market value will be the quotation remaining after disregarding the highest and lowest quotations. If two quotations are provided, the market value will be the arithmetic mean of those quotations and if one quotation is provided the market value will be equal to that quotation
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Banque AIG
36	Additional selling restrictions:	The Netherlands The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	Permanent: XS0195932313 Temporary: XS0207864421
40	Common Code:	Permanent: 19593231 Temporary: 20786442
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	7 December 2004

49	Date of Base Offering Circular:	15 October 2004. For the avoidance of doubt the Terms and Conditions as set forth in the Offering Circular dated 7 October 2003 will apply

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

APPENDIX A

Capitalised terms used in this Appendix and not otherwise defined herein shall have the meaning set forth in the 2002 ISDA Equity Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. (the "Equity Definitions").

Final Redemption Amount of each Note

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed on the Maturity Date at an amount (the **"Final Redemption Amount"**) determined by the Calculation Agent in accordance with the following formula:

$$Notional \times Max\left[100\%;\left[\frac{CS_{final}}{CS_{initial}}\times\frac{100}{134.20}\right]\right]$$ with,

CS_{final}: the Official Closing Price of the Underlying Share on 19 June 2009, provided that if this day is not an Exchange Business Day, then on the next following Exchange Business Day.

$CS_{Initial}$: 17.35.

For these purposes:

Underlying Share	AXA S.A Ordinary Shares listed on the Paris Stock Exchange. (Reuters CS.PA, Bloomberg : CS.FP)
Exchange:	Paris Stock Exchange.
Related Exchange:	MONEP.
Relevant Price:	The relevant price for the Underlying Share on the Exchange at the Valuation Time.
Valuation Time:	The official close of trading on the Exchange.
Adjustments:	
Method of Adjustment:	Calculation Agent Adjustment.
Extraordinary Events:	
Consequences of Merger Events:	
Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Tender Offer:	Applicable.
Consequences of Tender Offer:	
Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Composition of Combined Consideration:	Not Applicable.
Nationalization, Insolvency or Delisting:	Calculation Agent Determination.
Additional Disruption Events:	
Change in Law:	Applicable.

Insolvency Filing:	Applicable.
Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.
Additional Acknowledgements:	Applicable.
Calculation Agent:	Banque AIG

APPENDIX B

AXA S.A.

The following information has been extracted from the Annual Report on Form 20-F as filed by AXA S.A. with the U.S. Securities Commission on 25 June, 2004

AXA S.A. (the "Company") is a French "societe anonyme a directoire et conseil de surveillance" (a form of limited liability company) with a Management Board and a Supervisory Board. The Company's headquarters are located at 25 Avenue Matignon, 75008 Paris, France and its telephone number is (331) 40 75 57 00. The founding predecessor of AXA was organized under the laws of France in 1852. The Company's corporate existence will continue, subject to dissolution or prolongation, until December 31, 2059.

The Company is the holding company for AXA, a worldwide leader in financial protection. Based on available information at December 31, 2003, AXA was one of the world's largest insurance groups, with consolidated gross revenues of €71.6 billion for the year ended December 31, 2003. AXA is also one of the world's largest asset managers, with total assets under management as at December 31, 2003 of €775 billion, including assets managed on behalf of third party clients of €392.3 billion.

AXA operates primarily in Western Europe, North America and the Asia Pacific region and, to a lesser extent, in other regions including in particular the Middle East. AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance (including reinsurance), Asset Management, and Other Financial Services. In addition, various holding companies within the AXA Group conduct certain non-operating activities.

Selected Consolidated Financial Data

The selected historical consolidated financial data presented below have been derived from AXA's consolidated financial statements and related notes for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The historical data set out below is only a summary.

AXA's consolidated financial statements have been prepared in accordance with French GAAP. At January 1, 2001, new French Regulations became effective in respect of consolidated financial statements prepared by French insurance companies and groups (Regulation No. 2000-05 of the "Comite de la Reglementation Comptable"). Most of the accounting policies set forth in the new French Regulations were already in effect at AXA and, therefore, the adoption had limited impact to the consolidated operating results and financial position of AXA. The after-tax cumulative effect of the changes in French accounting principles was a charge of €593 million against consolidated shareholders' equity at January 1, 2001, or a decrease of 2%. In addition, the new French Regulations prescribed certain presentational changes. Consequently, certain financial data under French GAAP presented in the tables below as at and for the years ended December 31, 2000 and 1999 have been restated unless otherwise indicated. The French GAAP accounting policies arising from the adoption of the new French Regulations are described in notes 1 and 2 to the consolidated financial statements included elsewhere in this annual report.

AXA Insurance Holding in Japan and its subsidiaries use a financial year-end of September 30 and are consolidated as at and for the year ended September 30 in AXA's consolidated financial statements.

	Years ended December 31,					
(in millions, except per ordinary share amounts)	2003 (US $) (f)	2003 (€)	2002 (€)	2001 (€)	2000 (€)	1999 (€)
Income Statement Data:						
In accordance with French GAAP:						
Gross premiums and financial services revenues	90,230	71,628	74,727	74,832	79,971	66,528
Net investment result (a)	33,930	26,935	(8,713)	(1,244)	14,811	29,268
Total revenues	124,563	98,883	65,632	73,233	94,342	95,806
Income before income tax expense (i)	3,259	2,587	2,597	1,721	9,176	4,816
Income tax expense	(675)	(536)	(426)	(45)	(2,773)	(1,292)
Minority interests	(306)	(243)	(368)	(385)	(2,124)	(858)
Equity in income (loss) from affiliated entities	52	41	23	17	(23)	(10)
Net income (i)	1,266	1,005	949	520	3,904	2,021
Net income per ordinary share and per ADS: (b) (d)						
- basic	0.72	0.57	0.55	0.30	2.57	1.43
- diluted	0.71	0.56	0.55	0.32	2.44	1.35
In accordance with US GAAP:						
Gross premiums, net of reinsurance (c)	44,813	35,574	38,845	40,099	35,538	29,341
Income from continuing operations (before tax)	6,554	5,203	(1,125)	876	1,478	970
Income from continuing operations (after tax and minority interest)	4,627	3,673	(2,588)	356	951	864
Income from discontinued operations (net of tax) (i)	-	-	-	-	192	344
Gain on sale of discontinued operation (net of tax) (i)	-	-	-	-	2,105	-
Net income	4,627	3,673	(2,588)	356	3,248	1,209
Net income per ordinary share: (b) (d)						
Basic						
Income from continuing operations (after tax and minority interest)	2.67	2.12	(1.52)	0.21	0.63	0.62
Net income	2.67	2.12	(1.52)	0.21	2.16	0.87
Diluted						
Income from continuing operations (after tax and minority interest)	2,60	2,06	(1.52)	0.21	0.62	0.60
Net income	2,60	2,06	(1.52)	0.21	2.10	0.82
Other data (non-GAAP):						

Number of ordinary shares outstanding	-	1,778.1	1,762.2	1,734.2	1,664.9	1,425.3
Net dividend distribution (in currency millions) (e)	851	676	599	971	926	713

		Years ended December 31,				
	2003	2003	2002	2001	2000	1999
(in millions, except per ordinary share amounts)	(US $) (f)	(€)	(€)	(€)	(€)	(€)
Balance Sheet Data:						
In accordance with French GAAP:						
Total assets	565,899	449,233	444,657	485,599	486,513	517,934
Shareholders' equity	29,478	23,401	23,711	24,780	24,322	16,358
Shareholders' equity per ordinary share (b) (d)	16.6	13.2	13.5	14.3	14.6	11.5
In accordance with US GAAP:						
Total assets (i)	578,638	459,346	450,707	493,065	499,161	428,526
Shareholders' equity	31,389	24,918	23,855	29,340	31,561	22,672
Shareholders' equity per ordinary share (b) (d)	17.7	14.0	13.8	17.2	19.2	16.1

(a) Includes investment income net of investment expenses and interest expense on short-term and long-term debt (other than interest expense relating to bank operating expenses of AXA's other financial services operations), net realized investment gains and losses and net unrealized investment gains and losses on separate account (unit-linked) assets and on trading securities, including assets supporting the UK "With-Profit" business.

(b) Under both French GAAP and U.S. GAAP (i) the calculation of net income per ordinary share is based on the weighted average number of ordinary shares outstanding for each period presented and (ii) shareholders' equity per ordinary share is calculated based on the actual number of ordinary shares outstanding at each period-end presented. The U.S. GAAP calculations deduct ordinary shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of ordinary shares outstanding (for net income per ordinary share) and ordinary shares outstanding (for shareholders' equity per ordinary share). The calculation of basic and diluted net income per ordinary share for each of the three years ended December 31, 2003 is presented in note 24 "Net Income per Ordinary Share" to AXA's consolidated financial statements.

(c) Gross premiums received from policyholders in respect of life & savings products, which are classified as "universal life" or "investment contracts", such as separate account (unit-linked) products for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc, are recorded as revenue.

(d) 2000 and 1999 financial data were restated to reflect the 4-for-1 stock split of AXA's outstanding ordinary shares whereby the ratio between the AXA ordinary share and the ADS was changed from one AXA ADS representing one-half of an AXA ordinary share to one AXA ADS representing one AXA ordinary share, effective on May 16, 2001.

(e) An annual dividend generally is paid each year in respect of the prior year after the annual ordinary general meeting of shareholders (customarily held in May or June) and before September of that year. Dividends are presented above in the year to which they relate not the year in which they are declared and paid. At the annual general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the declaration of a dividend in respect of 2003 of €0.38 per ordinary share. Dividends per ordinary share do not include any French avoir fiscal which may be receivable from the French Treasury. In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented.

(f) The financial data have been translated from Euro to U.S. dollars using the Euro Noon Buying Rate at December 31, 2003 of €1.00 = US$1.2597 (see " - Exchange rate information"). These translations are solely for the convenience of the reader and should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been (at the relevant date) converted into U.S. dollars at the rate indicated or at any other rate.

(g) As a result of the sale of DLJ in 2000 and in accordance with U.S. GAAP accounting treatment and presentation of discontinued operations, the income statement data in accordance with U.S. GAAP for 2000 and 1999 have been restated in respect of "total revenues" and "net income" from continuing operations. In respect of the balance sheet data in accordance with U.S. GAAP, "Total assets" data have been restated to include net assets of DLJ discontinued operations (which is reported as a single line item under total assets). The restated financial data for the years ended December 31, 2000 and 1999 were derived from the audited consolidated financial statements included elsewhere in this annual report. All other restated U.S. GAAP income statement data presented in the table below in respect of the discontinued operations have not been audited.

(h) In 2001, "Income before income tax expense" excludes the amortization of goodwill, whereas in prior periods, it included the amortization of goodwill. Consequently, prior periods have been restated accordingly.

(i) Financial data have been restated for the accounting for other-than-temporary decline in value for securities.

Ordinary Shares

On May 9, 2001, in the Company's annual general meeting of shareholders, shareholders approved a four-for-one split of the Company's ordinary shares and two-for-one split of the Company's American Depository Shares (ADS).

The information provided below is given on a post 4-for-1 stock split basis.

Since 1994, AXA has regularly offered shares to its employees. In 2003, AXA employees invested a total of €188 million in the employee stock ownership program (€13 million in July 2003 and €175 million in December 2003) resulting in the issuance of 15.1 million AXA ordinary shares. At December 31, 2003, AXA employees held approximately 4.8% of AXA ordinary shares (including ADSs) compared to 4% at December 31, 2002.

In addition, during 2003, approximately 0.8 million ordinary shares were issued in connection with the exercise of AXA share options in 2003 (2002: 0.8 million ordinary shares).

In 2003, the number of ordinary shares held in treasury fell slightly, by 0.9 million with respect to December 31, 2002 (1.3 million shares were sold and 0.4 million acquired during 2003). At December 31, 2003, AXA held approximately 29.6 million of its ordinary shares at a book value of €473 million (2002: €489 million), or 1.8% of the total outstanding ordinary shares (unchanged relative to 2002). These shares are allocated principally to the AXA Financial stock-option program, where options have been granted to AXA Financial employees to acquire AXA ADSs.

The principal trading market for the Company's ordinary shares is the premier marche of the ParisBourse. The ParisBourse was created as a result of the merger of the Paris, Brussels and Amsterdam Stock Exchanges on October 27, 2000 and is a self-regulatory organization responsible for supervision of trading in listed securities in France. The Company's ordinary shares are also quoted on the Stock Exchange Automatic Quotations International System (SEAQ International). The AXA ADSs and ADRs are listed on the NYSE.

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the Company's ordinary shares on the ParisBourse:

	Price Per AXA Ordinary Share	
Calendar Period	**High (€)**	**Low (€)**
1999	36.75	25.02
2000	43.87	30.37
2001		
First quarter	38.95	27.82
Second quarter	35.69	29.65
Third quarter	35.00	17.35
Fourth quarter	28.30	20.63
Annual	38.95	17.35
2002		
First quarter	26.02	19.60
Second quarter	25.60	16.63
Third quarter	18.16	9.45
Fourth quarter	16.21	10.00
Annual	26.02	9.45
2003		
First quarter	14.00	8.93
Second quarter	14.40	10.73
Third quarter	16.90	12.99
Fourth quarter	16.99	14.69
Annual	16.99	8.93
2003 and 2004		
November 2003	16.80	15.46
December 2003	16. 99	16.34
January 2004	19.12	17.32
February 2004	18.93	17.82
March 2004	18.72	16.33
April 2004	18.44	17.57

Management Board

The Company's business is managed by a Management Board (Directoire). The Management Board meets weekly to discuss and act on strategic matters and/or day-to-day management of the Group. It operates on a collegial basis. On the recommendation of the Selection Committee, on January 15, 2003, the Supervisory Board re-appointed or appointed the following members of the Management Board to new three-year terms:

Name and Age	Principal Occupation or Employment and Principal Outside Directorships
Henri de Castries (49)	Chairman of the Management Board
Claude Brunet (46)	In charge of Transversal Operations and Projects, Human Resources, the AXA Trademark and Communication
Christopher Condron (56)	In charge of Insurance in the United States and Alliance Capital
Denis Duverne (50)	In charge of Finance, Control, and Strategy
Francois Pierson (56)	In charge of Insurance in France, Large Risks, Assistance and AXA Canada

Francoise Colloc'h retired at the end of May 2003. Her duties were assumed by Claude Brunet.

Gerard de La Martiniere, formerly a member of AXA's Management Board, was elected Chairman of the Federation Francaise des Societes d'Assurances (FFSA) on May 13, 2003. His appointment took effect immediately and at this date he resigned from all his functions and mandates within AXA Group. His successor is Denis Duverne.

Executive Officers

The Executive Committee is the body responsible for discussing and executing the Group's strategy. Its composition reflects the structure of the Group because the Executive Committee is composed of members of the Management Board and the heads of the operating business units discussed below.

The table below sets forth, as of April 30, 2004, the names of the Company's executive officers, their current principal position within the AXA Group and the year of their initial designation as executive officers:

Name	Current positions	Executive officer since
Bruce Calvert	Chairman of Alliance Capital (United States)	2001
Michel Pinault*	Head of Institutional Relations	1997
Francois Pierson	Member of the Management Board, Chief Executive Officer of AXA France, Head of Large Risks, Assistance and AXA Canada (Canada	2001
Nicolas Moreau	Chief Executive Officer of AXA Investment Managers	2003
Claude Brunet	Member of the Management Board in charge of Transversal Operations and Projects, Human Resources, Communications and Branding	2001
Christopher Condron	Member of the Management Board, Chief Executive Officer of AXA Financial (United States)	2001
Henri de Castries	Chairman of the Management Board	1991
Alfred Bouckaert	Chief Executive Officer of AXA Belgium (Belgium)	1999
Stanley Tulin	Vice Chairman and Chief Financial Officer of AXA Financial (United States)	2000
Philippe Donnet	Chief Executive Officer of AXA Japan (Japan)	2001
Les Owen	Group Chief Executive of AXA Asia Pacific Holdings Australasia and Asia (excluding Japan) Head of Asia Pacific business unit (excluding Japan)	1999

Claus-Michael Dill	Chairman of the Management Board of AXA Konzern (Germany)	1999
Dennis Holt	Chief Executive Officer of AXA UK (United Kingdom)	2001
Denis Duverne	*Member of the Management Board* in charge of Finance, Control and Strategy	2000
Jean-Raymond Abat	Chief Executive Officer of AXA Seguros (Spain) and head of the Mediterranean region	2003

* Until the beginning of 2004, Michel Pinault was Head of the Asia Pacific business unit (excluding Japan).

AXA is organized in nine operating business units with the head of each unit reporting directly to the Management Board and its Chairman. These units are as follows:

Name	**Responsibility**
Alfred Bouckaert	Benelux
Nicolas Moreau	AXA Investment Managers
Claus Michael Dill	Germany and Eastern Europe
Christopher Condron	United States
Les Owen	Asia / Pacific (excluding Japan)
Francois Pierson	France and Assistance, Large Risks, Canada
Dennis Holt	United Kingdom and Ireland
Jean-Raymond Abat	Mediterranean Region
Philippe Donnet	Japan

Pricing Supplement dated 29 November 2004

RABOBANK NEDERLAND
Issue of EUR80,000,000

Rabobank Ladder Obligatie III due 2011
under the Euro 3,000,000,000 Principal Protected Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 2 April 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

A summary of the principal terms of the Notes in English and in Dutch is contained in Annex 1.

THE NOTES WILL BE OFFERED AND SOLD TO THE PUBLIC IN THE NETHERLANDS.

1	(i)	Issuer:	Rabobank Nederland
2	(i)	Series Number:	30
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	-	Tranche:	EUR 80,000,000
	-	Series:	EUR 80,000,000
5	Issue Price of Tranche:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	Issue Date:		6 December 2004
8	Maturity Date:		6 December 2011
9	Interest Basis:		Fixed Rate changing into Cumulative Step-Up Reverse Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:		Redemption at par

11	Change of Interest or Redemption/Payment Basis:	For the period from and including the Issue Date to but excluding 6 December 2005 the Notes shall bear interest at the Fixed Rate; and For the period from and including 6 December 2005 to but excluding the Maturity Date the Notes shall bear interest at the Step-Up Reverse Floating Rate
12	Call Option *(Condition 4(c))*:	Issuer Call (further particulars specified below)
13	Status of the Notes:	Senior
14	Listing:	Euronext Amsterdam
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions:** *(Condition 3(a))*	Applicable
	(i) Rate(s) of Interest:	6.00 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	6 June 2005 and 6 December 2005, subject to adjustment in accordance with the Modified Following Business Day Convention. For these purposes, Modified Following Business Day shall mean if any Interest Payment Date would otherwise fall on a day which is not a London and TARGET Business Day, it shall be postponed to the next day which is a London and TARGET Business Day unless it would thereby fall into the next calendar month, in which event the Interest Payment Date shall be brought forward to the immediately preceding London and TARGET Business Day.
	(iii) Fixed Coupon Amount(s):	EUR 30.00 per EUR 1,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions:** *(Condition 3(b))*	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates *(Condition 3(b)(i))*:	The Interest shall be payable semi-annually in arrear, on 6 June and 6 December in each year, commencing on 6 June 2006 and ending on the Maturity Date
	(ii) Business Day Convention *(Condition 3(b)(i))*:	Modified Following Business Day Convention

(iii)	Additional Business Centre(s) *(Condition 3(b)(i) – definition of Business Day)*:	London
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined *(Condition 3(b)(ii))*:	Screen Rate Determination The Rate of Interest for each Interest Period determined by the Calculation Agent in accordance with the following formula: Previous Coupon + Margin – Reference Rate Where: "**Previous Coupon**" means the Rate of Interest calculated in respect of the immediately preceding Interest Period.
(v)	Party responsible for calculating the Rate of Interest and Interest Amount(s) (if not the Agent):	Not Applicable
(vi)	Screen Rate Determination *(Condition 3(b)(ii)(B))* :	Applicable
	- Reference Rate:	6 month EURIBOR
	- Interest Determination Date(s):	Two TARGET Business Days prior to each Specified Interest Payment Date
	- Relevant Screen Page:	Moneyline Telerate Page 248
(vii)	ISDA Determination *(Condition 3(b)(ii)(A))*:	Not Applicable
(viii)	Margin(s):	<u>From and including 6 December 2005 to but excluding 6 June 2006:</u> 2.00 per cent. per annum payable semi-annually in arrear <u>From and including 6 June 2006 to but excluding 6 December 2006:</u> 2.25 per cent. per annum payable semi-annually in arrear <u>From and including 6 December 2006 to but excluding 6 June 2007:</u> 2.50 per cent. per annum payable semi-annually in arrear <u>From and including 6 June 2007 to but excluding 6 December 2007:</u> 2.75 per cent. per annum payable semi-annually in arrear

		From and including 6 December 2007 to but excluding 6 June 2008: 3.00 per cent. per annum payable semi-annually in arrear From and including 6 June 2008 to but excluding 6 December 2008: 3.25 per cent. per annum payable semi-annually in arrear From and including 6 December 2008 to but excluding 6 June 2009: 3.50 per cent. per annum payable semi-annually in arrear From and including 6 June 2009 to but excluding 6 December 2009: 3.75 per cent. per annum payable semi-annually in arrear From and including 6 December 2009 to but excluding 6 June 2010: 4.00 per cent. per annum payable semi-annually in arrear From and including 6 June 2010 to but excluding 6 December 2010: 4.25 per cent. per annum payable semi-annually in arrear From and including 6 December 2010 to but excluding 6 June 2011: 4.50 per cent. per annum payable semi-annually in arrear From and including 6 June 2011 to but excluding 6 December 2011: 4.75 per cent. per annum payable semi-annually in arrear
(ix)	Minimum Rate of Interest *(Condition 3(b)(iii)* :	Zero per cent. per annum
(x)	Maximum Rate of Interest *(Condition 3(b)(iii)* :	Not Applicable
(xi)	Day Count Fraction *(Condition 3(b)(iv))*:	30/360 (unadjusted)
(xii)	Fall back provisions, rounding provisions, and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18	**Zero Coupon Note Provisions:** *(Condition 4(e)(iv))*	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19	**Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20	**Equity Linked Note Provisions:** *(Condition 5)*	Not Applicable

PROVISIONS RELATING TO INDEX LINKED NOTES

21	**Index Linked Notes Provisions:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Issuer Call:** *(Condition 4(c))*		Applicable
	(i)	Optional Redemption Date(s):	6 June and 6 December in each year, commencing on 6 December 2005 and ending on 6 June 2011, with each such date being subject to adjustment in accordance with provision 18(iii) above
	(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	Not less than five (5) London and TARGET Business Days prior to the relevant Optional Redemption Date
23	Issuers option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes *(Condition 4(d))*:		Not Applicable
24	**Final Redemption Amount of each Note:** *(Condition 4(a))*		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the *Condition 4(e)* :		Yes, as set out in the Conditions
26	Price Information and Purchase Offer:		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) *(Condition 8)*:	No
28	Form of Notes *(Condition 1)*:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) or other special provisions relating to Payment Day *(Condition 7(e))*:	London and TARGET

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment *(Conditions 3(d) and 4(g)* :	Not Applicable
32	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made *(Condition 4(f))*:	Not Applicable
33	Redenomination applicable:	Redenomination not applicable
34	Calculation Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
37	If non-syndicated, name of relevant Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
38	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39	Additional selling restrictions:	**Luxembourg** The Notes may not be offered, sold or delivered to the public within the Grand Duchy of Luxembourg, directly or indirectly and neither this document, nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available, or from, or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Notes on the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities. **Switzerland** No public offering may be made in Switzerland with respect to the Notes.

		Belgium This Pricing Supplement and related documents are not intended to constitute a public offer in Belgium and may not be distributed to the Belgian public. The Belgian Commission for Banking, Finance and Insurance has not reviewed nor approved this (these) document(s) or commented as to its (their) accuracy or adequacy or recommended or endorsed the purchase of Notes. Each dealer has represented and agreed that it will not: a) offer for sale, sell or market in Belgian such Notes by means of a public offer within the meaning of the Law of 22nd April, 2003 on the public offer of securities; or b) sell Notes to any person qualifying as a consumer within the meaning of Article 1.7° of the Belgian law of 14th July, 1991 on consumer protection and trade practices unless such sale is made in compliance with this law and its implementing regulation.
40	Effective yield of the Notes *(Euronext Amsterdam listed Notes only)*:	Not Applicable
41	Use of proceeds *(Euronext Amsterdam listed Notes only)*:	The net proceeds from the Notes will be used by the Issuer for general corporate purposes.
42	Net proceeds *(Euronext Amsterdam listed Notes only)*:	EUR 80,000,000
43	Costs of Issue:	Not Applicable

OPERATIONAL INFORMATION

44	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
45	Delivery:	Delivery against payment
46	Additional Paying Agents (if any):	Not Applicable

ISIN: XS0205288854

Common Code: 020528885

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 3,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________



Duly authorised

ANNEX 1

ENGLISH SUMMARY OF THE PRINCIPAL TERMS OF THE RABOBANK LADDER NOTES III (The "Notes")

EUR 80,000,000 Notes to be issued by Rabobank Nederland under its EUR 3,000,000,000 Principal Protected Medium Term Note Programme (the "**Offering Circular**"). This English language summary contains the principal terms of the Notes.

For a full description of the terms of the Notes, investors are advised to read the Offering Circular dated 2nd April, 2004 and the Pricing Supplement dated 29 November, 2004 (the "**Pricing Supplement**").

The issue date of the Notes is 6th December, 2004.

The Notes will be issued in denominations of EUR 1,000. Investors can subscribe in multiples of EUR 1,000 to be issued at an issue price of EUR 1,000 per Note.

The Notes will be represented by a global note, which will be deposited with a common depository on behalf of Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, sociétè anonyme ("**Clearstream**") on the issue date.

Interest

Each Note will pay interest semi-annually on or around the 6th of June and the 6th of December of each year (each an "**Interest Payment Date**"), commencing on or around 6th June, 2005. The interest for the first two interest periods is fixed at 6.00%. For the remaining interest periods the rate of interest depends on 3 components, namely:

1. The rate of interest determined in respect of the immediately preceding interest period;
2. A step-up rate of 2.00% that increases by 0.25 % for each subsequent interest period; and
3. 6-month EURIBOR as determined two business days prior to each Interest Payment Date.

The rate of interest with respect to the third and the following interest periods will be calculated as follows:

Rate of Interest = rate of interest of the preceding interest period (1) + step-up rate (2) – 6-month EURIBOR in arrears (3)

Principal

Unless previously redeemed or purchased and cancelled, each Note will be redeemed by Rabobank Nederland on 6th December, 2011 at an amount of EUR 1,000.

Early Redemption of Principal

Rabobank Nederland has the right to redeem the Notes early on every Interest Payment Date against payment of Euro 1,000 per Note. Notification of such early redemption has to be given not less than five business days prior to the relevant Interest Payment Date.

Listing

Application has been made to list the Notes on Euronext Amsterdam.

This English language summary of the principal conditions contains a summary of the terms as described in the Offering Circular and the Pricing Supplement (this Annex 1 excluded). In case of any inconsistencies or differences between this summary and the Offering Circular and the Pricing Supplement (this Annex 1 excluded), the Offering Circular and the Pricing Supplement (this Annex 1 excluded) will prevail.

NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE RABOBANK LADDER OBLIGATIE III (de "Notes")

Onder het Euro 3.000.000.000 Rabobank Garantiecertificaten Programma (Principal Protected Medium Term Note Programme) (hierna: het "**Programma**") geeft Rabobank Nederland voor Euro 80.000.000 Notes uit. Deze Nederlandse samenvatting bevat de voornaamste kenmerken van de Notes.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Programma gedateerd 2 april 2004 en het Engelstalige Pricing Supplement, gedateerd op 9 november 2004 (hierna: de "**Prijsbijlage**").

De uitgiftedatum voor de Notes is vastgesteld op 6 december 2004.

De Notes worden uitgegeven in coupures van Euro 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in een veelvoud van Euro 1.000, uitgegeven tegen een uitgifteprijs van Euro 1.000 per stuk.

De Notes worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A./N.V. (hierna: "**Euroclear**") en Clearstream Banking, societe anonyme (hierna: "**Clearstream**"). Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

Rente

Elke Note zal gedurende de looptijd op of omstreeks 6 mei en 6 december van ieder jaar (de "**Rentevervaldag**"), voor het eerst op of omstreeks 6 juni 2005, een rente betalen. De hoogte van de rente voor de eerste twee renteperioden is vastgesteld op 6,00%. Voor de daaropvolgende renteperioden is de rente op iedere rentevervaldag afhankelijk van drie factoren, te weten:

1. Het rentepercentage vastgesteld voor de voorafgaande renteperiode;
2. Een step-up percentage van 2,00% dat iedere renteperiode met 0,25% toe neemt; en
3. 6-maands Euribor zoals vastgesteld twee werkdagen voor de Rentevervaldag.

Het rentepercentage voor de derde en de daaropvolgende renteperioden wordt als volgt berekend:

Rentepercentage = rentepercentage van de voorafgaande renteperiode (1) + step-up percentage (2) – 6-maands Euribor, achteraf vastgesteld (3)

Aflossing

Elke Note zal op de einddatum een aflossing betalen van Euro 1.000.

Vervroegde Aflossing

Rabobank Nederland heeft het recht om de Notes vervroegd af te lossen tegen de betaling van Euro 1.000 per Note. Zij is hiertoe uitsluitend gerechtigd op iedere Rentevervaldag vanaf 6 december 2005 tot en met 5 juni 2011 en dient dit minimaal 6 werkdagen voorafgaand aan de relevante Rentevervaldag kenbaar te maken.

Notering

Voor de Notes is notering aan Euronext Amsterdam N.V. aangevraagd.

Deze samenvatting van voornaamste kenmerken van de Notes is een samenvatting en vertaling van het volledige Engelstalige Programma en de Prijsbijlage (deze Annex 1 uitgezonderd). Het Engelstalige Programma en de Prijsbijlage (deze Annex 1 uitgezonderd) zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen en inhoud van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige documentatie en deze Nederlandstalige samenvatting zal de Engelstalige documentatie doorslaggevend zijn.

PRICING SUPPLEMENT

POTENTIAL PURCHASERS OF THESE NOTES SHOULD BE AWARE THAT THE RETURN OF PRINCIPAL ON THESE NOTES IS LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THESE NOTES. NEVERTHELESS, ON THEIR FINAL MATURITY DATE ONLY, THE NOTES MAY, IN NO CIRCUMSTANCES, BE REDEEMED FOR LESS THAN PAR.

23 December 2004

RABOBANK NEDERLAND

Issue of Euro 10,000,000 Robeco World Top 50 Garant Notes January 05/14 under the Euro 3,000,000,000 Principal Protected Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated April 2, 2004. This Pricing Supplement contains the terms of the Notes and must be read in conjunction with such Offering Circular.

A Dutch language summary of the principal terms of the Notes is contained in Annex 2 hereto.

1.	Issuer:	Rabobank Nederland
2.	Series Number:	29
3.	Specified Currency or Currencies:	Euro ("**EUR**")
4.	Aggregate Nominal Amount:	EUR 10,000,000
5.	Issue Price of Tranche:	101.75 per cent
6.	Specified Denominations:	EUR 1,000
7.	(i) Issue Date:	4 January 2005
	(ii) Interest Commencement	4 January 2005

	Date:	
8.	Maturity Date:	6 January 2014
9.	Interest Basis:	Fixed Rate changing into Equity Linked Interest Further particulars specified below
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Fixed Rate from and including 4 January 2005 to but excluding 5 January 2009 changing into yearly Equity Linked payment from and including 5 January 2009 to but excluding 6 January 2014
12.	Call Option:	Not Applicable
13.	Status of the Notes:	Senior
14.	Listing:	Euronext Amsterdam
15.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions: (Condition 3(a))	Applicable for the period from and including 4 January 2005 to but excluding 5 January 2009
	(i) Rate(s) of Interest:	5.00 per cent per annum payable annually in arrears
	(ii) Interest Payment Dates	4 January 2006, 4 January 2007, 4 January 2008 and 5 January 2009
	(iii) Fixed Coupon Amount(s):	EUR 50 per EUR 1,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	Actual/Actual (ISMA)
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
17.	Floating Rate Note Provisions: (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18.	Zero Coupon Note Provisions:	Not Applicable

(Condition 4(e)(iv))

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20.	Equity Linked Note Provisions: (Condition 5)	Applicable
	(i) Underlying Securities and/or formula to be used to determine principal and/or interest or the Equity Linked Securities Amount:	See paragraph 3 and 4 of the Schedule hereto (page 8 to 11)
	(ii) Equity Linked Securities Amount:	Not Applicable
	(iii) Provisions where calculation by reference to the Underlying Securities and/or formula is impossible or impracticable:	As per the Offering Circular
	(iv) Equity Valuation Date(s)	See paragraph 1 of the Schedule hereto (page 8 to 11)
	(v) Valuation Time:	With respect to each Share comprised in the Basket, the official close of trading on the Stock Exchange.
	(vi) Stock Exchange/Related Exchange:	See paragraph 4 of the Schedule hereto (page 8 to 11)
	(vii) Details of any other relevant terms, any stock exchange requirements/tax considerations:	Not Applicable
	(viii) Method of calculating Early Redemption Amount (if for reasons other than following a redemption for tax reasons or an Event of Default):	Not Applicable
	(ix) Such other additional terms or provisions as may be required:	Not Applicable

PROVISIONS RELATING TO INDEX LINKED NOTES

21.	Index Linked Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Issuer Call: (Condition 4(c))	Not Applicable
23.	Issuer's Option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
24.	Final Redemption Amount of each Note: (Condition 4(a))	Par (for further details see Schedule).
25.	Early Redemption Amount of each note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the (if required or if different from that set out in Condition 4(e)):	The Early Redemption Amount of the Notes payable on redemption for taxation reasons (**"Tax Call"**) or an Event of Default shall be an amount equal to the higher of the nominal value of the Notes or the market value of the Notes on the date of this redemption, adjusted as far as the market value is concerned to account for any losses, expenses and costs to the Issuer (or any of its affiliates) of unwinding any underlying or related hedging and funding arrangements including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
26.	Price Information and Purchase Offer:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax) (Condition 8)	No
28.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the

		circumstances set out in the Permanent Global Note.
29.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (Conditions 3(d) and 4(g))	Not Applicable
32.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
33.	Redenomination applicable:	Redenomination not applicable
34.	Calculation Agent:	Rabo Securities N.V.
35.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of relevant Dealer:	Robeco Bank Holding B.V.
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D

39.	Additional selling restrictions:	The Notes have not been and will not be authorised for public offering in Luxembourg and may not be offered or sold in Luxembourg in circumstances that would constitute a public offer unless the requirements of Luxembourg law concerning public offers have been complied with.
40.	Effective yield of the Notes (Euronext Amsterdam listed Notes only):	Not Applicable
41.	Use of proceeds (Euronext Amsterdam listed only):	General corporate purposes
42.	Net proceeds (Euronext Amsterdam listed only):	The net proceeds of the issue of the Notes are EUR 10,000,000
43.	Costs of Issue	
	(i) Costs borne by purchasers of Notes:	Not Applicable
	(ii) Commission paid to : intermediaries	Robeco Bank Holding B.V. as dealer is to receive arrangement fees in connection with this transaction comprising an amount equal to 2.000 per cent. of the principal amount of the Notes payable on the Issue Date and amounts equal to 1.075 per cent of the outstanding principal amount of the Notes less the outstanding principal amount of any Notes held by Rabo Securities N.V. on each Fee Valuation Date (as defined in paragraph 2 of the Schedule).payable 2 Currency Business Days after each Fee Valuation Date.
	(iii) Other costs:	Not Applicable

OPERATIONAL INFORMATION

44.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable

45.	Delivery:	Delivery against payment
46.	Additional Paying Agent(s) (if any):	Not Applicable
	ISIN:	XS0204366891
	Common Code:	020436689

LISTING APPLICATION
This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 3,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY
The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:____________________
Duly authorised

SCHEDULE

Defined terms used in this Schedule have the same meaning as in the Offering Circular dated April 2, 2004 or the Pricing Supplement dated December 23, 2004 unless otherwise stated in this Schedule.

1. Definitions relating to Equity Linked Payments:

"Closing Price":	Means in relation to each Share, the price per Share on the Related Exchange as of the close of trading on such Exchanges as determined by the Calculation Agent, provided that if such price of the Share is not so quoted on that day (other than by reason of a Market Disruption Event), then the Closing Price shall be equal to an estimate of the closing price of the Share on such date as determined by the Calculation Agent, in its sole discretion, by reference to such factors and source(s) as it shall determine to be appropriate
"Exchange":	Means in relation to each Share, the Related Exchange identified as such in the Table below (paragraph 4 of this Schedule), or any successor to such exchange, or if such exchange ceases to list or otherwise exclude the Share, any other exchange on which the Shares of the Reference Company are listed or traded for the time being
"Exchange Business Day":	Shall be defined on a per-Share basis and means in respect of each Share, any Scheduled Trading Day on which each relevant Exchange is open for trading during their respective trading sessions, notwithstanding any Exchange closing prior to its Scheduled Closing Time.
Fee Valuation Date:	5 July 2005, 4 January 2006, 5 July 2006 and 4 January 2007, subject, in each case, to adjustment in accordance with the Following Business Day Convention in accordance with Condition 3 as if each such date were an Interest Payment Date.
"Initial Equity Valuation Date":	Means 30 December 2004
"Scheduled Trading Day":	Shall be defined on a per Share basis and means any day on which each relevant Exchange is scheduled to be open for trading during its respective trading sessions.

SD:	Means Specified Denomination, being EUR 1,000.
"Share" or "$Share_i$" or "Underlying Security":	Means a share in the share capital of the applicable Reference Company as described in the Table below (paragraph 4 of this Schedule) where "i" is a number from 1 to 50 as set out in the Table
"$Share_i(0)$":	Means Closing Price of $Share_i$ on the Initial Equity Valuation Date
"$Share_i(T_j)$":	Means Closing Price of $Share_i$ on each Valuation Date (T_j) where "(T_1)" means 29 December 2009, "(T_2)" means 29 December 2010, "(T_3)" means 29 December 2011, "(T_4)" means 28 December 2012 and "(T_5)" means 30 December 2013
"Valuation Date":	means 29 December 2009, 29 December 2010, 29 December 2011, 28 December 2012 and 30 December 2013, provided that if any such day is not an Exchange Business Day with respect to $Share_i$, such Valuation Date will be the first succeeding day which is an Exchange Business Day with respect to $Share_i$ and further provided that there is no Market Disruption Event on that day. If the Calculation Agent determines, in its sole discretion, that on such Valuation Date a Market Disruption Event has occurred, then such Valuation Date shall be postponed until the next Exchange Business Day with respect to $Share_i$ on which there is no Market Disruption Event provided that, notwithstanding anything in the Conditions to the contrary, if such Valuation Date has not occurred on or prior to the second Exchange Business Day following the originally designated Valuation Date, then the Calculation Agent shall determine the Closing Price in its absolute discretion on that day regardless of whether there is a Market Disruption Event on that day.
"Variable Coupon Payment Date":	Means 4 January 2010 for valuation on (T_1), 4 January 2011 for valuation on (T_2), 4 January 2012 for valuation on (T_3), 4 January 2013 for valuation on (T_4) and 6 January 2014 for

valuation on (T_5)

3. Equity Linked Payments

PROVISIONS RELATING TO EQUITY LINKED NOTES

Unless previously redeemed as provided in the Conditions, the Notes will pay an equity linked coupon (the "**Variable Coupon**") payable annually in arrears on the Variable Coupon Payment Dates for the period from and including 5 January 2009 to but excluding 6 January 2014. The Calculation Agent shall determine the Variable Coupon, in its sole and absolute discretion, in accordance with the following formula:

$$Max\left[0\%;\frac{1}{50}\times\sum_{i=1}^{50}Min\left(\frac{Share_i(T_j)}{Share_i(0)}-1;8\%\right)\right]$$

An explanation of the calculation of the Variable Coupon is described in Annex 1.

4. Underlying Securities

means each company detailed as such in the Table below

I	Reference Company	Bloomberg Code	Exchange
1	Abbott Laboratories	ABT UN	New York Stock Exchange
2	Altria Group Inc	MO UN	New York Stock Exchange
3	American International Group Inc	AIG UN	New York Stock Exchange
4	AstraZeneca PLC	AZN LN	London Stock Exchange Plc
5	Bank of America Corp	BAC UN	New York Stock Exchange
6	Barclays PLC	BARC LN	London Stock Exchange Plc
7	BellSouth Corp	BLS UN	New York Stock Exchange
8	BP PLC	BP/ LN	London Stock Exchange Plc
9	ChevronTexaco Corp	CVX UN	New York Stock Exchange
10	Cisco Systems Inc	CSCO UQ	Nasdaq Stock Market Inc
11	Citigroup Inc	C UN	New York Stock Exchange
12	Coca-Cola Co/The	KO UN	New York Stock Exchange
13	DaimlerChrysler AG	DCX GY	Deutsche Borse AG-XETRA
14	Dell Inc	DELL UQ	Nasdaq Stock Market Inc

15	Eli Lilly & Co	LLY UN	New York Stock Exchange
16	ENI S. p. A.	ENI IM	Borsa Italiana S.p.A.
17	Exxon Mobil Corp	XOM UN	New York Stock Exchange
18	General Electric Co	GE UN	New York Stock Exchange
19	GlaxoSmithKline Plc	GSK LN	London Stock Exchange Plc
20	HBOS PLC	HBOS LN	London Stock Exchange Plc
21	HSBC Holdings PLC	HSBA LN	London Stock Exchange Plc
22	ING Groep NV	INGA NA	Euronext Amsterdam
23	Intel Corp	INTC UQ	Nasdaq Stock Market Inc
24	International Business Machines Corp	IBM UN	New York Stock Exchange
25	Johnson & Johnson	JNJ UN	New York Stock Exchange
26	JPMorgan Chase & Co	JPM UN	New York Stock Exchange
27	Merck & Co	MRK UN	New York Stock Exchange
28	Microsoft Corp	MSFT UQ	Nasdaq Stock Market Inc
29	Morgan Stanley	MWD UN	New York Stock Exchange
30	Nestle SA	NESN VX	virt-X Exchanges Ltd
31	Nokia OYJ	NOK1V FH	Helsinki Exchanges
32	Novartis AG	NOVN VX	virt-X Exchanges Ltd
33	PepsiCo Inc	PEP UN	New York Stock Exchange
34	Pfizer Inc	PFE UN	New York Stock Exchange
35	Procter & Gamble Co	PG UN	New York Stock Exchange
36	Roche Holding AG	ROG VX	virt-X Exchanges Ltd
37	Royal Bank of Scotland PLC	RBS LN	London Stock Exchange Plc
38	Royal Dutch Petroleum Co	RDA NA	Euronext Amsterdam
39	Samsung Electronics Co Ltd	005930 KS	Korea Stock Exchange
40	SBC Communications Inc	SBC UN	New York Stock Exchange
41	Siemens AG	SIE GY	Deutsche Borse AG-XETRA
42	Time Warner Inc	TWX UN	New York Stock Exchange
43	Total S.A.	FP FP	Euronext Paris S.A.
44	Toyota Motor Corp	7203 JT	Tokyo Stock Exchange
45	UBS AG	UBSN VX	virt-X Exchanges Ltd
46	Verizon Communications Inc	VZ UN	New York Stock Exchange
47	Vodafone Group PLC	VOD LN	London Stock Exchange Plc
48	Wal-Mart Stores Inc	WMT UN	New York Stock Exchange
49	Walt Disney Co	DIS UN	New York Stock Exchange
50	Wyeth	WYE UN	New York Stock Exchange

ANNEX 1

ENGLISH SUMMARY

DESCRIPTION OF THE PRINCIPAL CHARACTERISTICS OF THE ISSUE OF EUR 10,000,000 ROBECO WORLD TOP 50 GARANT NOTES JANUARY 05/14

Under the Eur 3,000,000,000 Principal Protected Medium Term Note Programme Rabobank Nederland issues for Eur 10,000,000 Robeco World Top 50 Garant Notes January 05/14 (the "Notes').

The full terms and conditions of the Notes are set out in the Offering Circular dated 2 April 2004 (hereafter the "Offering Circular") and the pricing supplement dated 23 December 2004 (hereafter the "Pricing Supplement"). Prospective investors of the Notes should pay particular attention to the "Special Considerations" set out on page 7 of the Offering Circular. Hereafter follows a summary of the main characteristics of the Notes.

The issue date of the Notes is determined on 4 January 2005. The Notes will be issued with a issue price of 101.75% being EUR 1.017,50 for each Note. Potential purchasers of the Notes can buy the Notes in integral multiples of Eur 1,000 being the "Nominal Value" of the Notes. The Notes will be settled through Euroclear and Clearstream.

The Notes will bear interest for the period from and including 4 January 2005 to but excluding 5 January 2009. During this period a fixed coupon of 5.00%, being EUR 50 per Note, per annum will be paid annually in arrears.

During the period from and including 5 January 2009 to but excluding 6 January 2014 a coupon will be paid annually in arrears, for the first time on 4 January 2010, calculated in accordance with the formula, set forth in the Schedule to the Pricing Supplement (hereafter the "Variable Coupon". According to the formula the Variable Coupon is calculated based on the performance of each of the equally weighted 50 shares comprised in the basket. As from 5 January 2009, for the first time on 29 December 2009, every year the performance of each individual share is determined, calculated from the initial value as of 30 December 2004 with a maximum of 8%. The arithmetic average of the performances of these equally weighted shares determines the value of the Variable Coupon. In case the average performance of the 50 shares is at or below 0% you will not receive any Variable Coupon. The Variable Coupon is calculated by the agent appointed for this purpose ("Calculation Agent").

The calculation of the Variable Coupon will take place as described in the Schedule to the Pricing Supplement.

Payment on maturity date will in no circumstances be less, but will also not be more than the Nominal Value of Euro 1,000 per Note.

Potential investors should be aware that the payment of Euro 1,000 per Note will only be valid at maturity date.

The notes will be listed on the stock market of Euronext Amsterdam.

Unless previously redeemed, the Notes will mature on 6 January 2014.

In the event of any inconsistency between the provisions of this description and the Offering Circular or the Pricing Supplement, the Offering Circular or the Pricing Supplement (as applicable) will prevail.

ANNEX 2

DUTCH SUMMARY

NEDERLANDSTALIGE BESCHRIJVING VAN DE VOORNAAMSTE KENMERKEN VAN DE UITGIFTE VAN EUR 10,000,000 ROBECO WORLD TOP 50 GARANT NOTES JANUARY 05/14.

Onder het EUR 3.000.000.000 Principal Protected Medium Term Note Programme geeft Rabobank Nederland voor EUR 10,000,000 Robeco World Top 50 Garant Notes januari 05/14 (de "Notes") uit.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Offering Circular gedateerd 2 april 2004 (hierna: het "Offering Circular") tezamen met de Engelstalige prijsbijlage, gedateerd 23 december 2004 (hierna: de "Prijsbijlage"). Potentiële investeerders worden hierbij gewezen op de "Special Considerations" op pagina 7 en "Bijzondere Aandachtspunten" op pagina 10 van het Offering Circular. Hieronder volgt een samenvatting van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 4 januari 2005. De Notes worden uitgegeven tegen een uitgifteprijs van 101.75% zijnde EUR 1.017,50 per Note. Potentiële kopers kunnen per Note van EUR 1.000 nominaal ("Nominale Waarde") inschrijven.Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

De Notes zijn rentedragend voor de periode van 4 januari 2005 tot aan 5 januari 2009. Gedurende deze periode zal een jaarlijkse achteraf betaalbare vaste couponbetaling van 5,00%, zijnde EUR 50 per Note, plaatsvinden.

Gedurende de periode van 5 januari 2009 tot aan 6 januari 2014 zal een jaarlijkse couponbetaling achteraf plaatsvinden, voor het eerst op 4 januari 2010, berekend volgens de formule, zoals beschreven in de Schedule van de Prijsbijlage (hierna de "Variabele Coupon"). De formule houdt in dat de Variable Coupon wordt berekend op basis van de prestaties van elk van de vijftig gelijkgewogen aandelen die deel uitmaken van het mandje.Vanaf 5 januari 2009 wordt elk jaar, voor het eerst op 29 december 2009, de prestatie van elk aandeel apart bepaald, gerekend vanaf de startwaarde op 30 december 2004 met een maximum van 8%. Het gemiddelde van de prestaties van deze gelijkgewogen fondsen bepaalt de hoogte van de Variabele Coupon. Indien de gemiddelde prestatie van de 50 aandelen 0% of lager is ontvangt u geen Variabele Coupon. De Variabele Coupon wordt berekend door de daarvoor aangewezen agent ("Calculation Agent").

NB: De berekening van de Variabele Coupon geschiedt op de wijze zoals aangegeven in het Schedule van de Prijsbijlage.

De uitbetaling op het einde van de looptijd zal nooit minder, maar ook nooit meer zijn dan de Nominale Waarde van EUR 1.000 per Note.

Potentiële investeerders worden erop gewezen dat de uitbetaling van EUR 1.000 per Note alleen geldt op het einde van de looptijd.

De looptijd van de Notes is 9 jaar. De einddatum zal 6 januari 2014 zijn, indien de Notes niet vervroegd zijn afgelost.

Een aanvraag is gedaan om de Notes aan de effectenbeurs van Euronext Amsterdam te noteren.

Deze samenvatting van voornaamste kenmerken van de Notes is een beschrijving en vertaling van het volledig Engelstalige Prospectus en de Engelstalige Prijsbijlage. Het Engelstalige Prospectus en de Engelstalige Prijsbijlage zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Engelstalige Prospectus, de Engelstalige Prijsbijlage en deze Nederlandstalige samenvatting zullen het Engelstalige Prospectus en de Engelstalige Prijsbijlage doorslaggevend zijn.

ANNEX 3
SUMMARY INFORMATION REALTING TO THE UNDERLYING SECURITIES


Abbott Laboratories
46
44
42
40
38
36
34
32
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


Bank of America Corp
50
45
40
35
30
25
20
15
10
5
0
20-10-2003
11-11-2003
4-12-2003
29-12-2003
22-1-2004
13-2-2004
9-3-2004
31-3-2004
23-4-2004
17-5-2004
9-6-2004
2-7-2004
27-7-2004
18-8-2004
10-9-2004
4-10-2004


Altria Group Inc
70
60
50
40
30
20
10
0
20-10-2003
11-11-2003
4-12-2003
29-12-2003
22-1-2004
13-2-2004
9-3-2004
31-3-2004
23-4-2004
17-5-2004
9-6-2004
2-7-2004
27-7-2004
18-8-2004
10-9-2004
4-10-2004


Barclays PLC
700
600
500
400
300
200
100
0
20-10-2003
13-11-2003
9-12-2003
7-1-2004
2-2-2004
26-2-2004
23-3-2004
20-4-2004
17-5-2004
11-6-2004
7-7-2004
2-8-2004
26-8-2004
22-9-2004
18-10-2004


American International Group Inc
90
80
70
60
50
40
30
20
10
0
20-10-2003
11-11-2003
4-12-2003
29-12-2003
22-1-2004
13-2-2004
9-3-2004
31-3-2004
23-4-2004
17-5-2004
9-6-2004
2-7-2004
27-7-2004
18-8-2004
10-9-2004
4-10-2004


BellSouth Corp
1,75
1,7
1,65
1,6
1,55
1,5
1,45
1,4
20-10-2003
11-11-2003
3-12-2003
26-12-2003
19-1-2004
10-2-2004
3-3-2004
25-3-2004
16-4-2004
10-5-2004
1-6-2004
23-6-2004
15-7-2004
6-8-2004
30-8-2004
21-9-2004
13-10-2004


AstraZeneca PLC
3500
3000
2500
2000
1500
1000
500
0
20-10-2003
11-11-2003
3-12-2003
29-12-2003
21-1-2004
12-2-2004
5-3-2004
29-3-2004
22-4-2004
17-5-2004
9-6-2004
1-7-2004
23-7-2004
16-8-2004
8-9-2004
30-9-2004


BP PLC
600
500
400
300
200
100
0
20-10-2003
10-11-2003
1-12-2003
22-12-2003
15-1-2004
5-2-2004
26-2-2004
18-3-2004
8-4-2004
4-5-2004
25-5-2004
16-6-2004
7-7-2004
28-7-2004
18-8-2004
9-9-2004
30-9-2004


ChevronTexaco Corp
60
50
40
30
20
10
0
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


DaimlerChrysler AG
45
40
35
30
25
20
15
10
5
0


Cisco Systems Inc
35
30
25
20
15
10
5
0
20-10-2003
12-11-2003
8-12-2003
2-1-2004
28-1-2004
23-2-2004
17-3-2004
12-4-2004
5-5-2004
28-5-2004
24-6-2004
20-7-2004
12-8-2004
7-9-2004
30-9-2004


Dell Inc
38
37
36
35
34
33
32
31
30
29
28
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


Citigroup Inc
60
50
40
30
20
10
0
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


Eli Lilly & Co
90
80
70
60
50
40
30
20
10
0
20-10-2003
12-11-2003
8-12-2003
2-1-2004
28-1-2004
23-2-2004
17-3-2004
12-4-2004
5-5-2004
28-5-2004
24-6-2004
20-7-2004
12-8-2004
7-9-2004
30-9-2004


Coca-Cola Co
60
50
40
30
20
10
0
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


ENI S.p.A.
20
18
16
14
12
10
8
6
4
2
0


Exxon Mobil Corp
60
50
40
30
20
10
0
20-10-2003
12-11-2003
8-12-2003
2-1-2004
28-1-2004
23-2-2004
17-3-2004
12-4-2004
5-5-2004
28-5-2004
24-6-2004
20-7-2004
12-8-2004
7-9-2004
30-9-2004


HSBC Holdings PLC
950
900
850
800
750
700
20-10-2003
10-11-2003
1-12-2003
22-12-2003
15-1-2004
5-2-2004
26-2-2004
18-3-2004
8-4-2004
4-5-2004
25-5-2004
16-6-2004
7-7-2004
28-7-2004
18-8-2004
9-9-2004
30-9-2004


General Electric Co
40
35
30
25
20
15
10
5
0
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


ING Group NV
25
20
15
10
5
0
20-10-2003
10-11-2003
1-12-2003
22-12-2003
15-1-2004
5-2-2004
26-2-2004
18-3-2004
8-4-2004
3-5-2004
24-5-2004
14-6-2004
5-7-2004
26-7-2004
16-8-2004
6-9-2004
27-9-2004
18-10-2004


GlaxoSmithKline Plc
1600
1400
1200
1000
800
600
400
200
0
20-10-2003
13-11-2003
9-12-2003
7-1-2004
2-2-2004
26-2-2004
23-3-2004
20-4-2004
17-5-2004
11-6-2004
7-7-2004
2-8-2004
26-8-2004
22-9-2004
18-10-2004


Intel Corp
40
35
30
25
20
15
10
5
0
20-10-2003
12-11-2003
8-12-2003
2-1-2004
28-1-2004
23-2-2004
17-3-2004
12-4-2004
5-5-2004
28-5-2004
24-6-2004
20-7-2004
12-8-2004
7-9-2004
30-9-2004


HBOS PLC
800
780
760
740
720
700
680
660
640
620
600
20-10-2003
13-11-2003
9-12-2003
7-1-2004
2-2-2004
26-2-2004
23-3-2004
20-4-2004
17-5-2004
11-6-2004
7-7-2004
2-8-2004
26-8-2004
22-9-2004
18-10-2004


IBM Corp
120
100
80
60
40
20
0
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


Johnson & Johnson


Morgan Stanley


JPMorgan Chase & Co


Nestle SA


Merck & Co


Nokia OYJ


Microsoft Corp


Novartis AG


PepsiCo Inc
60
50
40
30
20
10
0
20-10-2003
12-11-2003
8-12-2003
2-1-2004
28-1-2004
23-2-2004
17-3-2004
12-4-2004
5-5-2004
28-5-2004
24-6-2004
20-7-2004
12-8-2004
7-9-2004
30-9-2004


Royal Bank of Scotland PLC
2000
1800
1600
1400
1200
1000
800
600
400
200
0
20-10-2003
14-11-2003
11-12-2003
12-1-2004
6-2-2004
4-3-2004
31-3-2004
29-4-2004
27-5-2004
24-6-2004
21-7-2004
17-8-2004
14-9-2004
11-10-2004


Pfizer Inc
45
40
35
30
25
20
15
10
5
0
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


Royal Dutch Petroleum Co
46
44
42
40
38
36
34
32
20-10-2003
13-11-2003
9-12-2003
7-1-2004
2-2-2004
26-2-2004
23-3-2004
20-4-2004
14-5-2004
9-6-2004
5-7-2004
29-7-2004
24-8-2004
17-9-2004
13-10-2004


Procter & Gamble
58
56
54
52
50
48
46
44
42
20-10-2003
12-11-2003
8-12-2003
2-1-2004
28-1-2004
23-2-2004
17-3-2004
12-4-2004
5-5-2004
28-5-2004
24-6-2004
20-7-2004
12-8-2004
7-9-2004
30-9-2004


Samsung Electronics Co Ltc
700000
600000
500000
400000
300000
200000
100000
0
20-10-2003
13-11-2003
9-12-2003
7-1-2004
5-2-2004
3-3-2004
29-3-2004
26-4-2004
21-5-2004
17-6-2004
13-7-2004
6-8-2004
1-9-2004
30-9-2004


Roche Holding AG
160
140
120
100
80
60
40
20
0
20-10-2003
12-11-2003
5-12-2003
7-1-2004
30-1-2004
24-2-2004
18-3-2004
14-4-2004
7-5-2004
3-6-2004
28-6-2004
21-7-2004
13-8-2004
7-9-2004
30-9-2004


SBC Communications Inc
30
25
20
15
10
5
0
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


Siemens AG


UBS AG


Time Warner Inc


Verizon Communications Inc


Total S.A.


Vodafone Group PLC


Toyota Motor Corp


Wal-Mart Stores Inc


Walt Disney Co
30
25
20
15
10
5
0
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004


Wyeth
50
45
40
35
30
25
20
15
10
5
0
20-10-2003
10-11-2003
2-12-2003
23-12-2003
15-1-2004
6-2-2004
1-3-2004
22-3-2004
13-4-2004
4-5-2004
25-5-2004
17-6-2004
9-7-2004
30-7-2004
20-8-2004
13-9-2004
4-10-2004